LUNDIN MINING CORPORATION

Renewal Annual Information Form

For the Year Ended December 31, 2005

Dated as of March 31, 2006

	Estimation of Asset Carrying Values	48
	Exploration and Development	48
	Mining Risks and Insurance	48
	Requirement for Further Capital	48
	Uninsurable Risks	48
	No Assurance of Titles or Boundaries	48
	Counterparties	48
	Tax	48
	Competition	48
	Infrastructure	48
	Dilution	48
	Dependence on Management	48
	Share Price Volatility	48

ITEM 7	DESCRIPTION OF SHARE CAPITAL	48

ITEM 8	MARKET FOR SECURITIES	48
8.1	EXCHANGE LISTING	48
8.2	TRANSFER AGENT AND REGISTRAR	48

ITEM 9	DIRECTORS AND OFFICERS	48
9.1	NAME, ADDRESS, OCCUPATION AND SECURITY HOLDING OF DIRECTORS AND OFFICERS	48
9.2	CORPORATE CEASE TRADE ORDERS OR BANKRUPTCIES	48
9.3	PENALTIES OR SANCTIONS	48
9.4	PERSONAL BANKRUPTCIES	48
9.5	CONFLICTS OF INTEREST	48

ITEM 10	ADDITIONAL INFORMATION	48
10.1	INFORMATION PROVIDED ON REQUEST	48
10.2	INFORMATION CONTAINED IN INFORMATION CIRCULAR AND FINANCIAL STATEMENTS	48
10.3	INFORMATION FOUND ON SEDAR	48
10.4	AUDIT COMMITTEE CHARTER	48
10.5	AUDIT COMMITTEE	48
10.6	EXTERNAL AUDITOR SERVICE FEES	48

ii

GLOSSARY

The following is a glossary of certain mining terms used in this Annual Information Form.

Ag	Silver

AEM	Airborne electromagnetic survey (generally in the context of a geophysical survey).

Alteration	Chemical reactions in a rock mass resulting from the passage of hydrothermal fluids.

Alteration facies	Alteration appearance, aspect, look, condition.

Atomic absorption spectroscopy (AAS)	One of the commonest instrumental methods analyzing for metals and some metalloids.

Assay	An analysis to determine the presence, absence or quantity of one or more components.

Ba	Barium

basal till

Unconsolidated, unsorted and unstratified glacial debris of varying size and composition deposited by and underneath a glacier without subsequent reworking by meltwater, immediately above the bedrock surface.

Biotite	Mica mineral containing iron and magnesia, generally of a black or dark green color; a common constituent of crystalline rocks.

Breccia	A rock composed of angular fragments either of the same mineral or of different minerals, etc., united by a cement, and commonly presenting a variety of colors.

Ca	Calcium

Calcite	A common rock forming mineral (CaCO3). It is the main constituent of limestone and marble.

Dolerite	Igneous rock formed below the Earth's surface, a form of basalt, containing relatively little silica (mafic in composition).

EM	Electromagnetic (generally in the context of a geophysical survey).

Epigenetic	Mineralized bodies formed by hydrothermal fluids and gases that were introduced into the host rocks from elsewhere, filling cavities in the host rock.

Feldspar

Family of silicate minerals containing varying amounts of potassium, sodium and calcium along with aluminum, silicon and oxygen. Potassium feldspars contain considerable potassium. Plagioclase feldspars contain considerable sodium and calcium.

Felsic	A mnemonic adjective derived from (fe) for feldspar, (1) for lenad or feldspathoid, and (s) for silica, and applied to light-coloured rocks containing an abundance of one or all of these constituents. Also applied to the minerals themselves, the chief felsic minerals being quartz, feldspar, feldspathoid, and muscovite.

Haparanda	The name of the geographic locality where the rock unit in question was first described locally.

HLEM	Horizontal Loop Electromagnetic Survey, a geophysical survey carried out on the ground to delineate conductive bodies.

g	Grams

Gabbro	Dark-colored, coarse-grained igneous rock composed mostly of the mineral plagioclase feldspar with smaller amounts of pyroxene and olivine. Plutonic (subsurface) equivalent of basalt.

Galena	Lead sulphide, the most common ore mineral of lead.

GEMS	Mine planning and mineral resource estimation computer software.

GPS	The Global Positioning System (GPS) is a satellite-based navigation system made up of a network of 24 satellites.

Grade	The amount of valuable metal in each tonne of mineralized material, expressed as grams per tonne for precious metals and percent or parts per million for most base metals.

Ground Mag	Ground Magnetic geophysical survey

Graphitic intercalations	Relatively thin strata of graphite material that alternates with thicker strata of some other rock type.

ha.	Hectares

Hydrothermal	An adjective applied to heated or superheated magmatic fluids rich in water, to the processes in which they are concerned and to the rocks, mineralized deposits and alteration products produced by them.

Inductively coupled plasma atomic emission spectroscopy (ICP-AES)	The laboratory method capable of analyzing up to 70 trace and major elements simultaneously, with detection limits as low as 0.01 ppb.

Induced polarization (IP)	A method of ground geophysical surveying employing an electrical current to determine indications of mineralization by measuring the ability of a rock, containing minor amounts of sulphide minerals, to hold an electrical charge.

IOCG	Iron-Oxide-Copper-Gold mineral deposit

Linear kriging	Modeling tools for mineral resource evaluation

K	Potassium

Mafic	An adjective applied to igneous rock composed chiefly of one or more ferromagnesian, dark-colored minerals.

Mineralization	The process or processes by which a mineral or minerals are introduced into a rock, resulting in a valuable or potentially valuable deposit. It is a general term incorporating various types; for example, fissure filling, impregnation and replacement.

Mn	Manganese

Mt	Millions of tonnes

Na	Sodium

Ni	Nickel

Ore	Naturally occurring material from which minerals of economic value can be extracted.

Oz	Ounce

Pb	Lead

ppm	Parts per million

Porphyry	An igneous rock characterized by visible crystals in a fine-grained matrix.

Quartz	Common rock-forming mineral consisting of silicon and oxygen.

Reclamation	The restoration of a site after mining or exploration activity is completed.

S	Sulphur

Scapolite	A grayish white mineral occurring in tetragonal crystals and in cleavable masses. It is essentially a silicate of alumina and soda.

Scapolitization	Introduction of, or replacement of plagioclase by, scapolite.

SGU	Swedish Geological Survey (Sveriges Geologiska Undersökning)

Sphalerite	A yellow, brown or black cubic mineral: (Zn, Fe)S. It is a widely distributed ore of zinc.

Stope	An excavation in a mine from which ore is, or has been, extracted.

Stratigraphy	That branch of geology which treats the arrangement and succession of strata (geological units).

Strike	The direction or trend taken by a structural surface e.g., a bedding plane or a fault surface, as it intersects the horizontal.

Sulphides	A mineral compound characterized by the linkage of sulphur with a metal or semimetal.

TEM	Transient electromagnetics (same as below)

Transient EM (TEM) system	Geophysical survey that measures Transient Electromagnetic Responses.

/t	per tonne

Vein	A fissure, fault or crack in a rock filled by minerals that have traveled upwards from some deep source.

VLF	Very Low Frequency electromagnetic geophysical survey

VMS	Volcanogenic Massive Sulphides normally referring to deposits with large but varying amounts of pyrite, pyrrhotite and sulphide minerals containing copper, zinc and lead.

Volcaniclastic	Refers to fragments derived from volcanic sources (which may be transported some distance from their place of origin).

Volcanogenic (VMS) model	Volcanogenic Massive Sulphide deposit model

Zn	Zinc

LUNDIN MINING CORPORATION

Item 1         PRELIMINARY NOTES

1.1         Incorporation By Reference and Date of Information

Specifically incorporated by reference and forming a part of this annual information form (the "AIF") are the following documents of the Company, which have been filed with the regulatory authorities in each of the Provinces of British Columbia, Alberta, Ontario, Quebec and Nova Scotia:

(a)            the audited consolidated financial statements of the Company for the years ended December 31, 2004 and December 31, 2005, together with the auditors' reports thereon;

(b)            the Management Discussion and Analysis relating to the consolidated financial statements referenced in (a) above;

(c)            material change report of the Company filed March 29, 2005 announcing an agreement to acquire all of Boliden Mineral AB's shares in North Atlantic Natural Resources AB ("NAN");

(d)            material change report of the Company filed March 29, 2005 announcing the public offer for all of the outstanding shares of NAN;

(e)            material change report of the Company filed March 29, 2005 announcing the proposed merger of the Company with Arcon International Resources P.L.C. ("Arcon");

(f)            material change report of the Company filed March 29, 2005 announcing the initiation of the compulsory acquisition procedures in respect of the remaining outstanding shares of NAN;

(g)            material change report of the Company filed March 29, 2005 announcing the issuance, in Ireland, on March 28, 2005 of an announcement under Rule 2.5 of the Irish Takeover Rule, relating to the proposed merger of the Company and Arcon;

(h)            news release of the Company filed April 12, 2005 announcing that Arcon shareholders holding 84.06% of the outstanding shares of Arcon had accepted the previously announced merger offer and that the offer had been declared unconditional;

(i)             news release of the Company filed April 14, 2005 announcing the appointment of Karl-Axel Waplan as president and chief executive officer of the Company;

(j)             news release of the Company filed April 26, 2005 announcing that Arcon shareholders holding 91.61% of the outstanding shares of Arcon had accepted the merger offer, that the acceptance period had been extended to May 9, 2005 and that compulsory acquisition procedures for the renewing shares had also been initiated;

(k)            news release of the Company filed May 26, 2005 announcing the discovery of a new massive sulphide poly-metallic deposit at its Copperstone Project, located in the Skellette mining district of northern Sweden;

(l)             business acquisition report of the Company filed July 27, 2005 in respect of the acquisition, by the Company, of 100% of the outstanding shares of NAN;

(m)           news release of the Company filed August 23, 2005 announcing an agreement whereby Lundin Mining AB would acquire up to a 19.9% interest in Union Resources Limited, a publicly traded Australian mining company that holds a 38% interest in a joint venture for the development of the Mehdiabad zinc/lead/silver deposit in central Iran;

(n)            news release of the Company filed September 30, 2005 announcing the sale, by the Company, of its shares in Silver Wheaton Corporation;

(o)            material change report of the Company filed February 7, 2006 announcing the strategic alliance and financing arrangement that the Company entered into with Sunridge Gold Corp., a publicly traded mining company; and

(p)            news release of the Company filed March 31, 2006 announcing the updated Mineral Reserves and Mineral Resources for the Zinkgruvan, Galmoy and Storliden Mines.

All documentation incorporated by reference in and forming a part of this AIF can be found on the SEDAR website at www.sedar.com under the Company's profile.

All information in this AIF is as of March 30, 2006 unless otherwise indicated.

1.2         Currency

All sums of money which are referred to herein are expressed in lawful money of Canada, unless otherwise specified.

1.3         Forward Looking Statements

Statements contained in this AIF that are not historical facts are forward-looking statements that involve risk and uncertainties. There can be no assurance that such statements will prove to be accurate. Actual results and future events could differ materially from those anticipated in such statements. Without limiting the generality of the foregoing, such risks and uncertainties include changes in commodity prices, geological, metallurgical, processing, transportation, infrastructure and other problems, results of exploration activities, cost overruns, availability of materials and equipment, receipt of and timeliness of government approvals, political risk and economic risk, environmental impacts, interpretation of drill results, the geology, grade and continuity of mineral deposits, results of pre-feasibility and feasibility studies, recovery, interruptions in production, delays in exploration or development activities and the policies of other nations, the inherent uncertainty of production fluctuations and failure to obtain adequate financing on a timely basis.

Item 2         CORPORATE STRUCTURE

2.1         Name, Address and Incorporation

Lundin Mining Corporation (herein, the "Company") was incorporated by registration of its Articles of Incorporation pursuant to the Canada Business Corporations Act under the name "South Atlantic Diamonds Corp." on September 9, 1994. The Company changed its name to "South Atlantic Resources Ltd." on July 30, 1996. In connection with a one-for-six share consolidation that took effect on April 2, 2002, the Company changed its name to "South Atlantic Ventures Ltd." on March 25, 2002. The share consolidation and name change were approved by shareholders of the Company on January 23, 2002. In connection with the listing of its common shares on the Toronto Stock Exchange effective August 12, 2004, the Company changed its name to "Lundin Mining Corporation".

The Company's registered and records office is located at Suite 1100, 888 Dunsmuir Street, Vancouver, British Columbia, V6C 3K4. The Company's business office is located at Suite 2101, 885 West Georgia Street, Vancouver, British Columbia, V6C 3E8, telephone: 604-689-7842. The Company also maintains offices at Hovslagargatan 5, Third Floor, Stockholm, Sweden for the purpose of running its foreign mining and exploration activities.

2.2         Inter-Corporate Relationships

The following chart illustrates the Company's ownership interests in its subsidiaries.

LUNDIN MINING CORPORATION

Corporate Structure Chart
March 31, 2006

Lundin Mining Corporation (Canada)
100%
South Atlantic (Bermuda) I Ltd. (Bermuda)
100%
Lundin Mining AB (Sweden)
100%
Lundin Mining Exploration Limited (Ireland)
100%
Lundin Resource Limited (Ireland)
100%
North Atlantic Natural Resources AB (Sweden)
100%
Lundin Mining in Norrbotten AB (Sweden)
100%
North Mining Svenska AB (Sweden)
100%
Lundin Mining Limited (Ireland)
50%
Galmoy Mines Limited (Ireland)
50%
50%
100%
South Atlantic in Norrbotten HB (Sweden)
100%
Zinkgruvan Mining AB (Sweden)
50%
Lundin Zinc Limited (Ireland)
50%
100%
South Atlantic (Bermuda) II Ltd. (Bermuda)
100%
South Atlantic (Bermuda) IV Ltd. (Bermuda)
100%
South Atlantic (Norrbotten) Ltd. (Bermuda)
100%
South Atlantic (Finland) Ltd. (Bermuda)
100%
Vazante

Item 3         BUSINESS OF THE ISSUER

The Company is a holding company that, through its subsidiaries, holds interests in several base metal, silver and gold mining and mineral exploration properties in Sweden, Finland and Ireland.

The Company owns, indirectly, 100% of the outstanding shares of Zinkgruvan Mining AB. Zinkgruvan Mining AB is engaged in the production of zinc, lead and silver at the Zinkgruvan Mine, which is located approximately 200 kilometres southwest of Stockholm, Sweden. The Zinkgruvan Mine is one of the largest underground mines in Europe and has been producing zinc, lead and silver on a continuous basis since 1857.

The Company also owns 100% of the outstanding shares of Arcon International Resources P.L.C. ("Arcon"). Arcon is an Irish mining and exploration company, the main asset of which is the Galmoy Mine located in Country Kilkenny, Ireland. For the year ended December 31, 2004, the most recent year end prior to the acquisition of Arcon by the Company, the Galmoy Mine had produced approximately 69,000 MT of zinc in concentrate and approximately 15,000 MT of lead in concentrate.

The Company's wholly-owned subsidiary, Lundin Mining AB, owns 100% of the outstanding shares of NAN as at March 31, 2006. NAN engages in mining and mineral exploration activities in Sweden, owns and operates a zinc/copper mine in the Skellefte district of Sweden known as the Storliden Mine, and also has a 90% interest in the Norrliden copper/zinc/silver deposit, also located in the Skellefte mining district, approximately 45 kilometres from the Storliden Mine.

The Company's indirect wholly-owned subsidiary, South Atlantic (Norrbotten) Ltd. holds a number of exploration permits in Norrbotten County in Northern Sweden near the Kiruna iron mine. These permits cover a large area of approximately 97,000 hectares and the Company is engaged in the exploration of copper and gold deposits associated with iron. The permits cover an area along the "Kiruna Break", an east-west trending fault system offset by numerous copper, gold and iron ore deposits, including the Kiruna iron oxide deposit developed by LKAB.

Pursuant to an option and joint venture agreement (the "Norrbotten Agreement") entered into on March 31, 2004 between the Company, Rio Tinto and Anglo American, the Company was granted an option to acquire a 100% interest in the Rakkurijärvi discovery and several other prospects in the Norrbotten district. Exploration has focused on expanding the Rakkurijärvi discovery.

The Company's indirect wholly-owned subsidiary, South Atlantic (Finland) Ltd., holds a 20% back-in right with respect to certain claims (the "NP Project") now held by Gold Fields in northern Finland.

The Company conducts its exploration independently as well as through joint venture agreements. With the exception of the Storliden Mine, the Zinkgruvan Mine and the Galmoy Mine, the Company's properties are in the exploration stage without any assurance that commercially viable mineral deposits or reserves exist until further work is done and a final evaluation concludes economic feasibility.

See "Narrative Description of the Business - Description of Properties" for further particulars regarding the Company's exploration properties.

3.1         Three Year History

Mining and Exploration

North Atlantic Natural Resources AB

On September 1, 2004 the Company announced that NAN had commenced exploration drilling in the Skellefte district of northern Sweden. Three high priority targets had been identified, including the Lappvattnet copper-nickel PGM prospect, the Svartliden copper prospect and zinc-copper targets located near the Storliden Mine.

On December 30, 2004 the Company announced that it had reached an agreement to acquire 36.9% (11,537,000 shares) of the shares of NAN from Boliden Mineral AB, and on January 21, 2005 the Company announced a public offer to acquire the remaining outstanding shares of NAN. On March 9, 2005 the Company announced that after accounting for the 6,993,616 shares that were tendered to the offer, it held 96.4% of the total number of shares and votes. The offer was declared unconditional, the acceptance period was extended to March 18, 2005 and compulsory acquisition procedures were initiated. On March 23, 2005 the Company announced that, inclusive of the shares and votes of NAN that were tendered to the offer, it held 97.6% of the total number of shares and votes. The remaining shares and votes were subsequently taken up pursuant to the compulsory acquisition procedures.

On May 26, 2005 the Company announced the discovery of a new massive sulphide poly-metallic deposit at its Project in the Skellefte mining district. The deposit, named the Eva Discovery, is a flat-lying massive sulphide deposit with zinc, copper, lead, silver and gold mineralization, covering an area of at least 400 meters by 200 meters with thickness varying from 3 meters to 70 meters. Further drilling is proposed to determine the full nature and extent of the deposit and to determine the discovery's economic potential.

Norrbotten

The Company holds a large number of exploration permits covering prospective ground in the Kiruna mining district of Norrbotten County, northern Sweden. The Company also holds exploration permits in respect of additional prospective ground, with numerous exploration targets, pursuant to an October 2003 Letter of Intent with Anglo American.

In January 2004, the Company announced that it had commenced a 5,000 metre drilling program at the Norrbotten Copper/Gold Project in northern Sweden. The project hosts a number of prospective copper/gold targets and initial drilling focused on the Rakkurijärvi copper/gold discovery zone.

On March 31, 2004, the Company, Rio Tinto and Anglo American concluded the Norrbotten Agreement.

On November 4, 2004 the Company announced that a drilling program on the Ailatis copper-gold target at the Company's Norrbotten Project in northern Sweden had been completed.

On December 16, 2004 the Company announced the re-commencement of a drilling program on the Discovery Zone at Rakkurijärvi, located within its Norrbotten Copper-Gold Project area in northern Sweden. The Company also reported on drill results from the Ailatis target located eight kilometres west of the Discovery Zone.

In 2005, exploration was focused on expanding the Rakkurijärvi discovery zone of iron oxide copper-gold mineralization.

Zinkgruvan

In March 2004, the Company announced the signing of a Letter of Intent with Rio Tinto to purchase Zinkgruvan, located in southern Sweden and on April 27, 2004 the parties entered into the Zinkgruvan Share Sale Agreement. Zinkgruvan is one of the largest underground mines in Europe and has been producing zinc, lead and silver on a continuous basis since 1857. The transaction was completed on June 2, 2004. Consideration for the acquisition comprised USD$100,000,000 in cash, a USD$1,000,000 nonrefundable deposit plus payments for working capital. In addition, the Company paid Rio Tinto an amount of USD$5,000,000 in price participation payments based on the performance of zinc, lead and silver prices for a period of up to two years.

On November 15, 2004 the Company announced an agreement in principle with Chap Mercantile Inc. (subsequently renamed Silver Wheaton Corp. and referred to herein as "Wheaton") under which the Company agreed to sell all of its silver production from the Zinkgruvan Mine to Wheaton in consideration of an upfront payment of USD$50 million, 6 million shares (post-consolidation) and 30 million share purchase warrants of Wheaton, plus a per ounce price not to exceed USD$3.90. The Company agreed to deliver all silver produced from Zinkgruvan for the life of mine with a minimum of 40 million ounces of silver to be delivered within a 25 year period failing which it will pay to Wheaton USD$1.00 per ounce of silver not delivered. The transaction with Wheaton was completed on December 8, 2004.

On September 30, 2005 the Company announced that it had sold its holdings of 6 million shares of Wheaton for net proceeds of USD$25.2 million, representing a profit before taxes of approximately USD$11.2 million. During the fourth quarter of 2005 the 30 million share purchase warrants were sold for net proceeds of USD$11.9 million, representing a profit before taxes of approximately USD$6.6 million.

Galmoy

On March 3, 2005 the Company and Arcon announced that they had entered into an agreement in principle on the terms of the merger of the two companies. To effect the merger, the Company agreed that it would, as soon as practicable, make an offer, subject to an 80% minimum acceptance condition, for all of the issued and outstanding shares of Arcon in exchange for USD$63 million cash and 5.6 million shares of the Company.

On March 18, 2005 the announcement was issued under Rule 2.5 of the Irish Takeover Rules and an offer document, setting out the terms of the offer, was circulated to shareholders of Arcon on March 21, 2005.

On April 12, 2005 the offer was declared to be unconditional as a result of shareholders holding 84.06% of the outstanding shares of Arcon having accepted the merger offer. On April 26, 2005 the Company announced that 91.61% of the outstanding shares of Arcon had been tendered to the merger offer, that the acceptance period had been extended to March 9, 2005 and that compulsory acquisition procedures for the remaining shares had been initiated.

Other Projects

In June 2003, the Company entered into a Joint Venture Agreement with Poplar Resources Ltd. to acquire a 60% interest in the Bottenbacken polymetallic project in central Sweden by expending $1.5 million over three years. The project is primarily a copper, palladium and gold property with indications of platinum and silver credits. The Company withdrew from the Bottenbacken joint venture in December 2003 to focus its attention on the Norrbotten copper-gold project (the "Norrbotten Copper/Gold Project") as its priority exploration project.

In December 2003, the Company received a final payment of USD$700,000 in respect of the balance owing to it from a transaction involving the disposal of its interest in the Coromandel Diamond Project in Brazil.

Corporate Matters

On June 11, 2003, at an Annual and Special Meeting of Shareholders, the shareholders of the Company ratified and confirmed the adoption of a stock option plan (the "Plan") to allow the Company to remain competitive in the recruitment and maintenance of key personnel. The Plan was in the form of a fixed stock option plan reserving an aggregate of 750,000 common shares of the Company for issuance upon the exercise of options granted pursuant to the Plan, representing approximately 10% of the current issued and outstanding share capital of the Company.

On December 12, 2003, Swedish Depository Receipts ("SDRs") of the Company commenced trading on the Stockholm Stock Exchange under the trading symbol "SAVS". Each SDR represents one issued common share of the Company on deposit with E. Ohman J:or Fondkommission AB of Stockholm, Sweden serving as custodian.

On January 13, 2004, the Company announced that it had closed a private placement of two million common shares of the Company at a price of $5.00 for gross proceeds of $10 million. The net proceeds were designated to be used for the exploration program on the Norbotten copper-gold project (the "Norrbotten Copper/Gold Project") in northern Sweden as well as for general working capital purposes.

On April 20, 2004 the Company announced a proposal, subject to shareholder approval, to change its name to Lundin Mining Corporation. The name change was approved at the Company's Annual General Meeting on June 11, 2004 and was effective August 12, 2004, concurrently with the listing of the Company's shares on the Toronto Stock Exchange.

Also on April 20, 2004 the Company announced its intention to list its Swedish Depository Receipts on the O-list of the SSE. On November 24, 2004 the Company announced that the application to the SSE had been approved and trading of the Swedish Depository Receipts on the SSE commenced December 3, 2004.

On May 3, 2004 the Company announced a public offering of up to $150 million of its common shares, marketed by way of a short-form prospectus. The financing was used to fund the acquisition of the Zinkgruvan Mine and for general working capital purposes. On May 21, 2004 the Company announced up to 20,000,000 common shares would be sold in the proposed offering at a price of $8.00 per share for gross proceeds of up to $160,000,000. The Company announced the completion of the financing on June 2, 2004 concurrently with the completion of the acquisition of the Zinkgruvan Mine.

On July 27, 2005 the Company released a business acquisition report in respect of the NAN acquisition, disclosing that it had issued an aggregate of 3,560,120 shares of the Company, having an aggregate value of $40,967,723. 2,176,800 shares were issued in respect of the NAN shares acquired from Boliden and 1,383,321 shares were issued in respect of the NAN shares acquired from the public. SEK 389,784.25 ($68,988) was also paid to members of the public in respect of the acquisition of NAN shares.

On April 26, 2005 the Company announced that it had issued an aggregate of 4,686,504 shares of the Company (and distributed EUR 41 million) in connection with the acquisition of 84.06% of the total number of outstanding shares of Arcon.

3.2         Significant Acquisitions and Dispositions

On December 30, 2004 the Company completed the acquisition of 11,537,000 shares of NAN owned by Boliden Mineral AB, representing 36.9% of the issued and outstanding NAN shares. On January 21, 2005 the Company made an offer to acquire the remaining shares of NAN. The offer expired on March 18, 2005 at which time the Company held 97.6% of the outstanding NAN shares. The remaining NAN shares were taken up pursuant to a compulsory purchase. Full details of the acquisition of 100% of the shares of NAN are provided in the Form 51-102F4 (Business Acquisition Report) filed by the Company on July 27, 2005 in respect of the acquisition of the NAN shares.

On March 21, 2005 the Company made a formal offer to the shareholders of Arcon to acquire all of the outstanding Arcon shares. The offer was declared unconditional on April 12, 2005, following the tender of 84.06% of the shares of Arcon. A further 7.55% of the shares of Arcon were tendered by April 26, 2005 at which time compulsory acquisition procedures were initiated. Full details of the acquisition of 100% of the shares of Arcon are provided in the Form 51-102F4 (Business Acquisition Report) file by the Company on July 27, 2005 in respect of the acquisition of the Arcon shares.

3.3         Trends

The Company is not aware of any trend, commitment, event or uncertainty that is reasonably expected to have a material effect on the Company's business. There are, however, many uncertainties inherent in the mining and mineral exploration business and operations in foreign countries that could have material adverse effects on the Company's Business. See "Item 6 Risk Factors" below for further particulars.

Item 4         NARRATIVE DESCRIPTION OF THE BUSINESS

4.1         General Description of Business

The Company, through its subsidiaries, holds interests in mining and exploration properties in Sweden, Finland and Ireland. See "Three Year History - Mining and Exploration" above for a brief description of the Company's property interests. For further details relating to the Company's property interests, see "Description of Properties" below.

Competitive Conditions

Significant competition exists for natural resource acquisition opportunities. The Company competes with large, established mining companies with greater financial and technical resources than the Company. There can therefore be no assurances that the Company will acquire any further interests in natural resource projects that could yield reserves or result in commercial mining operations.

Environmental Protection

Environmental legislation is evolving such that standards, enforcement, fines and penalties for noncompliance are becoming stricter. Environmental assessments of proposed projects carry a heightened degree of responsibility for companies and directors, officers and employees. The cost of compliance with changes in government regulations has the potential to decrease the profitability of future operations. The County Environmental Board in Zinkgruvan recently applied to the Environmental Court to levy a fine against Zinkgruvan Mining AB for not complying with certain environmental regulations. Specifically, the proposed fine relates to dusting incidents from the tailings pond at Zinkgruvan. The dusting incidents are currently being investigated by a local prosecutor. Apart from this incident, each of NAN, Zinkgruvan Mining AB, Arcon and all of the Company's subsidiaries are, to the Company's knowledge, in compliance with all applicable environmental laws and regulations in effect in Sweden, Finland and Ireland.

Number of Employees

The Company's only employees are the President and Chief Executive Officer and the Vice-President, Exploration and Development of the Company. As at March 31, 2006 the Chief Financial Officer, the Vice President, Mining, the Vice President, Environment, Health and Safety, the Finance Manager and an assistant are employed by Lundin Mining AB. All other management and administrative duties are performed by Namdo Management Services Ltd. ("Namdo"), a private company owned by Lukas H. Lundin, Chairman and a Director of the Company. Namdo has approximately 10 employees and provides administration and financial services to a number of public companies in Canada. Namdo has its offices in Vancouver, Canada.

Risk Factors Relating to the Company's Business

See "Item 6 - Risk Factors" for a detailed description of the risk factors affecting the Company's business.

4.2         Description of Properties

The Zinkgruvan Mine, the Storliden Mine and the Galmoy Mine are the mineral properties which are material to the Company.

The Storliden Mine

NAN owns and operates a zinc/copper mine in Sweden known as the Storliden Mine. As at December 31, 2005, the Proven and Probable Reserves of the Storliden Mine were calculated at 527 thousand tonnes of ore grading 8.5% zinc, 3.1% copper, 0.3 grams per tonne gold and 24 grams per tonne silver. The mine commenced production in April, 2002. Further exploration activities aimed at expanding the resource at the Storliden property were undertaken throughout 2004 and 2005 and are continuing.

The Storliden Joint Venture

The Storliden Mine was developed and is operated under a Joint Venture Agreement (the "Joint Venture Agreement") between NAN and Boliden. This agreement provides for the joint development of the mine, the extraction of ore from the mine, the transportation, milling and production of concentrate from the mine and the allocation of net sales revenues from ore produced at the mine. Under the agreement, NAN assumed responsibility for developing and operating the mine and Boliden assumed responsibility for processing ore extracted from the mine and marketing concentrate produced from the ore.

The Joint Venture Agreement contemplates that 250,000 to 350,000 tonnes of ore will be extracted from the Storliden Mine annually. The net smelter return from operations at the Storliden Mine, consisting of revenues from the sale of concentrate, less transportation costs, penalty charges, treatment costs and marketing costs, is allocated on a monthly basis as follows:

  first, to NAN in an amount equal to the monthly amount due under the 1.5% net smelter return royalty payable to Cogema, which company held one of the two exploration permits covering the Storliden property;

  second, to NAN in an amount equal to its estimated operating costs, adjusted to account for any overpayment or shortfall in the same payment for the previous month ("NAN's Operating Cost Recovery");

  third, to Boliden in an amount equal to its estimated operating costs, adjusted to account for any overpayment or shortfall in the same payment for the previous month;

  fourth, to NAN in an amount equal to its approved interest and depreciation and amortization costs for the month, 75% of which is to be applied on a priority basis to amounts owing on account of construction financing provided by Boliden. This facility was paid in full during the six month period ended June 30, 2004;

  fifth, to Boliden in an amount equal to its approved interest and depreciation and amortization costs for the month; and

  lastly, the remainder, if any, is divided as to two-thirds to NAN and one-third to Boliden.

The mining licence with respect to the Storliden Mine expires in 2025 and the term of the Joint Venture Agreement expires upon the completion of commercial production at the mine. In order to maintain the licence in good standing, NAN and Boliden must comply with a number of strict regulatory and environmental standards.

Joint Venture Agreement and Operating Agreement

The Storliden Mine operations are being managed by Boliden or its sub-contractors in accordance with the terms of the Joint Venture Agreement and an agreement (the "Operating Agreement") between NAN and Boliden dated September 14, 2001. Prior to each fiscal year, Boliden must prepare and submit to NAN an annual operating work plan and capital program.

As operator of the Storliden Mine, Boliden is entitled to recover from NAN all of its out-of-pocket operating costs and expenses and all capital costs reasonably incurred in performing its duties under the Operating Agreement, excluding overhead costs or other costs incurred in the management, operation or administration of its business that are not solely attributable to the management or operation of the Storliden Mine. These costs and expenses are paid out of NAN's Operating Cost Recovery. In addition, Boliden is paid an operator's fee in respect of the costs and expenses it is entitled to recover. The operator's fee was initially 20% of the costs and expenses. Effective December 31, 2004 the fee was reduced, by mutual agreement, to 15%.

The term of the Operating Agreement will expire following the closure of the Storliden Mine and rehabilitation and reclamation of the mine site or automatically 30 days from the termination of the Joint Venture Agreement.

The Storliden Technical Report

NAN's interest in the Storliden property is the subject of three technical reports, each of which is available for review on the SEDAR website located at http://www.sedar.com under the Company's profile.

The first report (the "Strathcona Report"), entitled "Technical Report on Storliden Copper-Zinc Mine Skellefte District Northern Sweden For South Atlantic Ventures Ltd. dated November 2002", was prepared by Henrik Thalenhorst, P. Geo., who is a "Qualified Person" and independent of the Company within the meaning of National Instrument 43-101 "Standards of Disclosure for Mineral Projects" of the Canadian Securities Administrators ("NI 43-101").

The second report (the "Storliden Report") entitled "Technical Report on the Storliden Mine, Sweden" and dated April 2004 was prepared by B. Terrence Hennessey, P. Geo., Christopher R. Lattanzi, P.Eng., D. W. Hooley, B.Sc. and Stanley C. Bartlett, P. Geo. (each, an employee of Micon International Limited ("Micon")), who are each a "Qualified Person" and independent of the Company within the meaning of NI 43-101. In preparing the Storliden Report, Micon acknowledges the assistance of Strathcona Mineral Services and its permission given to extract extensively from the descriptive sections of the Strathcona Report.

The third report (the "Storliden Update") entitled "Technical Report on the Storliden Mine, Sweden" and dated February 2005 was prepared for NAN by Adam Wheeler, C. Eng., Eur. Ing. ("Wheeler"), who is a "Qualified Person". Unless otherwise indicated, the following description of the Storliden Mine has been summarized primarily from the Storliden Update, and readers should consult the Storliden Update to obtain further particulars regarding the Storliden Mine. In preparing the Storliden Update, Wheeler acknowledges the assistance of Micon, which gave its permission to extract extensively from the Storliden Report.

In the following summary of the Storliden Update, units of currency are expressed in Swedish kroner (SEK) and United States dollars. As at the date of the Storliden Update, the exchange rate between Swedish and US currency was approximately 7.0 SEK = USD$1.00.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The Storliden deposit is located in northern Sweden near the town of Malå in Västerbotten County in Swedish Lappland. Malå is located 100 kilometres inland from Skellefteå, the nearest larger population centre, and some 80 kilometres from Lycksele, and is also the northern base of the Geological Survey of Sweden (Sveriges Geologiska Undersökning - SGU). Both Skellefteå and Lycksele are served by daily flights from Stockholm, and a well-maintained road and rail system connects them to the rest of Sweden and to Norway. The deposit itself is accessible to within one kilometre by paved road, thence by gravel road constructed for this purpose.

The local topography is rolling, with a strong glacial influence that has imparted a southeasterly grain that is apparent in the shape of the lakes and hills. The hill Storliden that gave the deposit its name reaches an elevation of 507 metres, some two hundred metres above the level of the surrounding lakes. The principal land use in the area is forestry, and the Lapplanders or Samis engage in reindeer herding and grazing.

Given its northern location, the climate is surprisingly mild compared to similar latitudes elsewhere, thanks to the influence of the Gulf Stream. The precipitation is modest, as the area is located in the lee of the Caledonian mountains to the west. Summer days are long, and in turn winter days are short. Exploration activities can be carried out year-round with the exception of break-up in late April or early May.

Mineral Tenure

The Storliden zinc-copper mine is owned by NAN. A net smelter royalty of 1.5 per cent on approximately one-third of the mine is held by the French company, Cogema, in respect of its prior ownership of one of the two exploration permits that covered the Storliden property. Payment of the royalty applies when mining takes place in the relevant part of the ore body.

The Storliden deposit is covered by a mining license covering 81 hectares that was promulgated by the Swedish authorities on March 1, 2000. The licence straddles the boundary of two exploration permits, Rävaberget No. 5 in the north, and Storselet No. 1 in the south, part of the large exploration areas controlled by NAN in the area. The Storselet No. 1 claim was acquired by NAN from Cogema, which had made a decision to withdraw from mineral exploration in Scandinavia. In addition, NAN has purchased the surface rights to an area partly overlapping the mining license to accommodate the necessary surface installations. The mining licence expires in 2025.

Project History

NAN acquired a substantial land package in the Skellefte district to which Boliden contributed some of their own claims in 1997. Most of this claim package was covered by an airborne geophysical survey conducted by Geoterrex (electromagnetics - EM, magnetics) in late 1997. What became the Storliden discovery was one of several high-priority electromagnetic anomalies. Initial follow-up by horizontal loop EM gave an anomaly that did not fully reflect the airborne response. Three scout holes encountered sufficient alteration and low-grade mineralization to prompt a second round of ground EM, this time with a deeper-searching transient EM (TEM) system that indicated conductive material at greater depth. Drilling resumed, and drillhole No. 11 discovered the Storliden deposit, returning 31.5 metres of low-grade mineralization with average grades of 0.2% Cu, 1.9% Zn and 14 g/t Ag, with individual assays reaching 6% Zn.

A new exploration grid was established and surface drilling continued in several phases through the year 2000, at which time a decision was made to develop the deposit for production, based on a pre-feasibility study undertaken by Micon. A ramp, the principal mine access, was collared in May, 2001, and a substantial program of surface in-fill drilling was conducted in 2001, concurrent with the ramp development. Also in 2001, a number of changes were implemented at the existing Boliden mill to accommodate the high-grade Storliden ore. The first ore was intersected underground in late March, 2002, and production from the West Zone started shortly thereafter.

For the three years of production from 2002, Storliden has produced a total of 752,000 tonnes of ore with an average grade of 10.1% Zn and 3.6% Cu to produce 128,500 tonnes of zinc concentrate and 86,500 tonnes of copper concentrate. A small amount of gold and silver has also been produced, grading 0.6 g/t Au and 34 g/t Ag.

In 2004, a total of 287,247 tonnes of ore were processed, at grades of 8.3% zinc and 3.1% copper. Processing is carried out at the Boliden mill, approximately 90 kilometres from Storliden. In 2005 production amounted to 319,411 tonnes, at grades of 10.9% zinc and 3.7% copper.

Geology and Mineralization

Regional Geology

The Storliden deposit is located near the northwestern end of the Skellefte mining district that covers an area 120 kilometres by 30 kilometres, extending from the Baltic coast to west of the town of Malå. More than 85 massive sulphide deposits are known from this belt, of which 52 have a known tonnage of more than 0.1 million tonnes each and collectively contained 161 million tonnes before mining with average grades of 0.7% Cu, 3.0% Zn, 47 g/t Ag, 1.9 g/t Au, 0.4% Pb and 0.8% As, often with significant amounts of Sb and Hg. The Boliden deposit, mined from 1925 to 1967, produced 8.4 million tonnes averaging 15.5 g/t gold, 50 g/t Ag, 1.4% Cu, 0.9% Zn, 6.8% As and 0.3% Pb.

The oldest known rocks in the Skellefte greenstone belt are the 1.88 Ga volcanics of the Skellefte Group, a suite of basaltic to rhyolitic but dominantly felsic extrusive rocks with intercalated, generally fine-grained sediments that Allen et al. (1996) have subdivided into a number of domains, each "characterized by a unique volcanic sequence which corresponds to the building stage of individual volcanoes". Nearly all of the mineral deposits of the Skellefte belt are hosted by this diverse group of volcanic rocks which is overlain by a sedimentary assemblage called the Vargfors Group consisting of fine to coarse-grained sediments and intercalated volcanic rocks.

Geology and Mineralization of the Storliden Deposit

The geology of the Storliden area is hosted by a northwest-southeast striking unit of volcaniclastic debris flows, flanked by felsic and intermediate volcanics to the southwest and northeast, respectively. Further to the southeast is a thick package of sediments with graphitic intercalations.

The Storliden deposit has a strike length of nearly 400 metres, reaches a width of 100 metres and attains a thickness of up to 40 metres. The deposit is hosted by essentially flat lying volcaniclastic sediments which subcrop just below the glacial overburden, and epiclastic sediments below. A poorly sorted, coarse volcaniclastic sediment is intercalated in the northern part of the sections. Sedimentary younging directions are up, the clastic beds are generally well-sorted and exhibit sharp basal contacts.

The mineralization and its attendant alteration halo cross cut the stratigraphy with an overall 45° southwesterly dip, with the alteration package breaching the subsurface on most sections. A persistent younger, sill-like felsic quartz porphyritic intrusive body is intruded near-surface on the hanging wall of the mineralized package, and a similar body of quartz-feldspar porphyry is apparent in the western part of the deposit at depth on the footwall. A swarm of thin, mafic dikes intrudes the volcaniclastic package near surface.

The mineralization of economic interest is generally coarse grained (sphalerite grains reach a size of up to several centimetres) disseminated and massive sulphides. The dominant sulphide minerals are pyrrhotite, sphalerite, and chalcopyrite, with arsenopyrite and pyrite being rare and galena and cubanite occurring in minor amounts. A younger phase of mineralization, mostly found along the northern limit of the deposit but volumetrically unimportant, carries a Co-As-Ni-Ag series of minerals with local high silver values.

Most of the economic mineralization at Storliden is contained in the massive sulphides that carry around 25% calcite. Disseminated sulphides occur in some of the alteration facies in direct contact with the massive sulphides, particularly in the silicified zone enveloping the massive sulphides, and in the amphibole -altered footwall zone.

The Storliden deposit is continuous from northwest to southeast, but has been sub-divided into four major parts. The economic mineralization is generally from 5 to 10 metres thick and dips to the southwest. The West Zone stretches a distance of 200 metres. The Central Zone is the heart of the deposit with a thickness of up to 40 metres. Toward the east, the massive sulphides of the Central Zone are successively replaced by the strong silicification. In the East Zone, only the northern part of the massive sulphide lens is present.

Exploration

The Storliden deposit was identified initially as one of several electromagnetic anomalies outlined in late 1997 through an airborne geophysical survey carried out by NAN. Horizontal loop electromagnetics (EM) indicated follow up with three scout holes which encountered alteration and low-grade mineralization. A second round of ground EM with a deeper-searching transient EM system indicated conductive material at greater depth. Drilling then resulted in the discovery of the Storliden deposit when hole STOB98-11 returned 31.5 metres of low grade mineralization with average grades of 0.2% copper, 1.9% zinc and 14 grams per tonne silver. Individual assays reached 6% zinc.

Surface drilling continued through 2000, as discussed below. A pre-feasibility study prepared by Micon and completed in April, 2000, permitted the decision to develop the deposit for production.

A substantial program of surface in-fill drilling was completed during 2001, concurrent with development of the mine access ramp.

On September 1, 2004 NAN announced that it had commenced exploration drilling in the Skellefte district of northern Sweden. Three high priority targets were chosen for testing, including the Lappvattnet copper-nickel PGM prospect, the Svartliden copper prospect and zinc-copper targets located near the Storliden Mine.

Drilling

The Storliden database as of the end of 2003 consisted of drillholes which were drilled both from surface and from underground accesses. As of December 31, 2003, a total of 568 drillholes, including a small number of initial exploration drillholes, have been completed.

The Storliden deposit has been extensively drilled from both surface and underground. The deposit is defined by 40,843 metres of diamond drilling in 568 holes. Drilling in the deposit area is summarised in the table below.

Summary of Storliden Diamond Drilling

Program	No. of Holes	Total (m)
Surface	203	31,530
Underground	365	9,313
Total	568	40,843

All drillhole collars have been surveyed, and the drillhole deviations have been monitored using a proprietary Boliden system known as BHMK which uses the earth's magnetic field to determine the azimuth of the drillholes, and a system of three axial accelerometres to determine the change in the dip of the holes. Individual readings were taken at three metre intervals down the hole, allowing for spurious readings caused by magnetic interference to be identified and removed from consideration. Diamond drilling was done using standard-rigged drilling equipment for the 1998 through 2000 time period, after which the wireline method of diamond drilling was adopted.

The deposit has been outlined by both surface and underground based diamond drillholes that have been completed on a nominal spacing of 12.5 metres on-centre. All drill core from the 1998 through 2001 time period has been geologically logged at NAN's Malå field office.

Sampling Method and Approach

Drill core is marked for sampling by the geologist according to the rock types, alteration assemblages, and mineralization observed in the core during logging. Sample lengths averaged between 1.0 and 1.5 metres.

All mineralized samples of drill core from the 1998 through 2001 time period that were selected for sampling were sawn in half at the Malå field office, with the remaining half-core retained for reference. Approximately 80% of this core is stored in wooden core boxes inside a heated warehouse adjacent and connected to NAN's field office. The remaining core has been given to the GSU's Malå office and core library.

Sample Preparation, Analyses and Security

The sawn core samples from the 1998 and 1999 drilling campaigns were transported to the preparation laboratory where they were crushed and pulverized. Approximately 200 to 300 grams of each sample were then sent for assay at the facilities of Cone Geochemical Inc. ("Cone"), located in Lakewood, Colorado. Assaying was done by standard atomic absorption spectroscopy (AAS) for copper, zinc, lead and silver following digestion in a solution of aqua regia. Gold analyses were accomplished by standard fire assay using a 30-gram (1 assay ton) sub-sample. Arsenic values were determined by AAS following a perchloric/nitric acid digestion. Bismuth values were determined using a KClO4/HCl digestion, and antimony values were determined using an organic extraction.

For the 2000 and 2001 drilling campaigns, most of the routine assaying was done at the facilities of Chemex Laboratories ("Chemex"), located in Vancouver, British Columbia where copper, zinc, lead, silver and arsenic values were determined using a nitric acid/aqua regia digestion on two-gram aliquots, followed by AAS. In high-grade samples, the concentrations of the base metals were determined by inductively coupled plasma atomic emission spectroscopy (ICP-AES) after decomposition of the sample by sodium peroxide fusion. Gold was determined by conventional fire assay using a one assay-ton charge, and in a few cases the pulp-and-metallics screen method was used where high gold values were suspected. The pulps and coarse rejects of all samples have been retained for future reference.

Data Verification

Quality control measures at the preparation laboratory included the running of charges of inert rock between all samples through both the crusher and the pulverizer. Assay quality control methods in 1998 and 1999 consisted of the submission of duplicate pulps to Cone and check assaying of pulp repeats at Chemex. No standards or blanks were included in these early shipments. Check assaying was instituted later, again without the addition of standards, but blanks were inserted to constitute around 5% of the total sample population. In 2001, some 5% of the samples submitted to Chemex consisted of blanks or pulp duplicates.

The results of within-laboratory repeat assaying and check assaying at a second laboratory for both 1998 and 2001 are summarized in the table below.

Results of Repeat and Check Assaying, 1998 and 2001
(mean values)

			Cu	Zn	Ag	Au
Laboratory	Number		(%)	(%)	(g/t)	(g/t)
Cone-Cone 1998	Original	87	3.5	8.0	26	0.20
	Repeat	87	3.5	8.0	26	0.20
Cone-Chemex 1998	Cone	102	1.9	6.4	20	0.17
	Chemex	102	1.8	6.0	20	0.18
Chemex-Chemex 2001	Original	26	3.7	10.0	25	0.38
	Repeat	26	3.7	10.1	26	0.38
Chemex-Acme 2001	Chemex	14	5.1	10.6	52	0.59
	Acme	14	4.8	10.2	53	0.59

Micon has concluded that the database provided by NAN and Boliden for the estimate of mineral resources at Storliden is suitable for the purposes.

Mineral Processing and Metallurgical Testing

Based on initial metallurgical testwork at Lakefield Research and later at the Boliden research facility in Sweden, the metallurgical response of the Storliden ore to sequential flotation of separate copper and zinc concentrates was investigated and the parameters for its treatment determined. The testwork showed that the basic flowsheet of the existing concentrator at Boliden would be able to treat this ore, but that certain changes had to be made to accommodate the much higher-grade Storliden ore and particularly the addition of more flotation and filtering capacity.

Mineral Resource and Reserve Estimate

On March 31, 2006 the Company announced that it had received updated Mineral Reserve estimates (the "Updated 2006 Reserve Estimates") for each of the Zinkgruvan Mine, the Galmoy Mine and the Storliden Mine.

In respect of the Storliden Mine the Updated 2006 Reserve Estimates disclosed the following information, prepared in accordance with the requirements of NI 43-101 and which comply with the Council of the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") standards:

Storliden 2006 Mineral Resources at December 31, 2005(1)

	Tonnes	Zn	Cu	Au	Ag
Category	(x 1000)	(%)	(%)	(g/t)	(g/t)
Measured	222	4.4	2.5	0.4	31
Indicated	101	3.5	2.2	0.5	33

Total
Measured and
Indicated	323	4.1	2.4	0.4	32

Note:

(1)     Estimated using a 150 SEK NSR block cut-off.

Storliden 2006 Mineral Reserves at December 31, 2005(1)

	Tonnes	Zn	Cu	Au	Ag
Category	(x 1000)	(%)	(%)	(g/t)	(g/t)
Proved	405	9.7	3.4	0.3	26
Probable	122	4.4	2.1	0.2	21

Total	527	8.5	3.1	0.3	24

Note:

(1)   Estimated using a 400 SEK NSR cut-off. The metal prices used are USD$1,102/t for Zn, USD$2,491/t for Cu, USD$350/oz for Au and USD$5.00/oz for Ag and the assumed rate is 7.5 SEK/USD$.

Mining Methods

Connected with the work done for the 2004 resource and reserve evaluation, a detailed mine planning study was completed for Storliden. During 2004 alternative methods of mining were considered for different parts of the mine. The current mining methods adopted can be summarized as follows:

West Upper Zone

  The majority of the ore in this zone will be mined out by drift-and-fill with benching.
  In the eastern half of the West Upper zones, existing stope excavations will be need to be backfilled with CSR (cement-stabilised waste rock) fill, to allow subsequent longitudinal mining of the remaining pillars.
  Most of the longitudinal pillars will be initially mined out with drifts 5m high. Benching for remaining ore beneath the initial drifts was designed with potential maximum depth of 5m and minimum width of 2m.
  For the western half of the West Upper zone, some pillar recovery operations have already started. Similar crosscutting of pillars will be required, leaving 6m long pillars spaced 10m apart. These pillars will then be mined in the final retreat from this area, in conjunction with the application of some CSR fill into the existing excavations.
  For the northern extension of the West Upper zone, drift-and-fill will be employed with 4m x4m drifts. For the eastern part of the West Upper zone, these drifts will be mined out against the existing stope excavations, after they have been filled with CRF fill.

West Lower and Middle Zone

  The western lower and middle zones will be mined out with the same method currently being used - post-pillar cut-and-fill. The existing pillar layout has been extended upwards and laterally according to the variation in ore on each lift. These pillars measure 5 metres x 5 metres, on approximately a square pattern aligned along-strike, with up to 10m spaces in-between.
  As with the current mining, the stope design has been laid on 5 metre lifts.

Central Zone

  Below the 300m level (305m in the Western half), mining of the Central zone uses 10m wide transverse primary and secondary panels, as currently laid out.
  Primary stopes will be mined out by cut-and-fill, on 5 metre lifts.
  Secondary stopes will be mined out by initial development of lower and upper drifts, followed by rilling of the ore in between these drifts
  Some small patches of ore on or above the 300m level can be mined out by using uppers from the last available lift in the panels below.

Upper Central Zone

  The Upper Central ore will be mined out by longitudinal drift-and-fill. Above the 305 metre level, access to this area will be from the Western Upper - West stope excavations. This requires careful scheduling of mining and filling operations in the Western Upper and Upper Central zones.
  The small amount of ore in the eastern half of the Upper Central can be accessed from the ramp going up to the top of the east zone.

East Zone

  This will be mined out using a combined rill/cut-and-fill stoping method, along with a minimum 4.5m mining width, for material below the 295 metre level.
  Above the 295 metre level, cut-and-fill stoping will be used, along with 18 metre uppers for the upper most parts.

Environmental Studies

An Environmental Impact Assessment (EIA) which incorporated environmental baseline studies was initiated in 1998 and was prepared in Sweden. NAN notes that the preparation of the EIA was based on extensive consultation with regulatory and planning authorities, and local residents and authorities.

NAN applied for a mining permit in December 1998. A permanent program of environmental monitoring, including surface water sampling, was put in place prior to initial production.

NAN is responsible for the external environment for the Storliden operation. As contractor, responsibility for the working environment and day-to-day environmental management has been delegated to Boliden.

Other Relevant Data and Information

Exploration Proposal

In 2005 near-mine exploration continued and comprised of drill testing and down hole electromagnetic geophysical surveying. The Company has determined that in 2006, additional drilling will focus on further testing of a deep mineralized horizon south-west of the existing mine, in addition to possible extensions of the deposit's northeast zone.

Zinkgruvan Mine

The Company and Rio Tinto signed the Zinkgruvan Share Sale Agreement, dated April 27, 2004, in respect of the purchase of the Zinkgruvan Mine by the Company. The transaction was completed on June 2, 2004 when the Company acquired 100% of the issued shares of North Mining Svenska AB, which company owns 100% of the issued shares of Zinkgruvan Mining AB, the owner of the Zinkgruvan Mine.

Zinkgruvan is one of the largest underground mines in Europe, producing zinc, lead and silver. The operation consists of an 800,000 tonnes per annum underground mine and processing facility with associated infrastructure. Production for the year ended December 31, 2005 totaled approximately 69,981 tonnes of zinc metal, 36,674 tonnes of lead metal and 2.0 million ounces of silver. Based on the Company's current life of mine plan, which is based upon published mineral reserves and resources as at December 31, 2003, the last year with production will be 2020. However, recent in-mine exploration has focused on exploring a deep, down-dip extension of the western part of the deposit. Minor zinc mineralization has been intercepted and further drilling from a planned exploration drift will be conducted to fully test the zone. A second exploration drift to test the down-dip extension of the high-grade Burkland ore zone is also planned to start in 2006. The near-mine targets, Vinnern and Meltorp, are underlain by the same sequence of rocks that host the Zinkgruvan ore body. In 2005, drilling was conducted at Vinnern to test geophysical anomalies. Minor zinc mineralization was observed and the results will be used to direct further drilling. At Meltorp, two drill holes were completed. Minor zinc mineralization was intercepted which suggests that a greater concentration may lie at depth. Additional targets have also been selected for drill-testing in 2006.

Zinkgruvan Technical Reports

The Zinkgruvan Mines is the subject of two technical reports, each of which is available for review on the SEDAR website located at http://www.sedar.com under the Company's profile.

The first report, entitled "A Technical Review of the Zinkgruvan Mine in South-Central Sweden for South Atlantic Ventures" (the "Zinkgruvan Report") and dated March 31, 2004 was prepared by John R. Sullivan, P. Geo. Senior Geologist, G. Ross MacFarlane, P. Eng. Senior Associate Metallurgical Engineer and Stephen B. Cheeseman, P. Geo. Senior Associate Geologist, of Watts, Griffis and McOuat Limited Consulting Geologists and Engineers ("WGM") at the request of the Company. John R. Sullivan, P. Geo. Senior Geologist, G. Ross MacFarlane, P. Eng. Senior Associate Metallurgical Engineer and Stephen B. Cheeseman, P. Geo. Senior Associate Geologist are each a "Qualified Person" and independent of the Company within the meaning of NI 43-101.

The second report, entitled "Ore Reserves and Mineral Resources of the Zinkgruvan Mine in South-Central Sweden" (the "Zinkgruvan Update") and dated December 31, 2004 was prepared by Lars Malmström, Chief Geologist of Zinkgruvan Mining AB and Per Hedström, Senior Geologist of Zinkgruvan Mining AB, each of whom are "Qualified Persons" within the meaning of NI 43-101.

The following description of the Zinkgruvan Mine has been summarized from the Zinkgruvan Report. Where indicated, disclosure is also summarized from the Zinkgruvan Update or, in respect of information relating to Mineral Resources and Ore Reserves as at December 31, 2005, from the Updated 2006 Reserve Estimate. Readers should consult both the Zinkgruvan Report, the Zinkgruvan Update and the Updated 2006 Reserve Estimate to obtain further particulars regarding the Zinkgruvan Mine. The Zinkgruvan Report, the Zinkgruvan Update and the Updated 2006 Reserve Estimate are all available for review on the SEDAR website located at http://www.sedar.com under the Company's profile.

Location

The Zinkgruvan Mine is located in south-central Sweden in Narke County at approximately 58°49'N latitude, 15°12'E longitude. It lies 175 kilometres in a straight line west-southwest of Stockholm and 210 kilometres northeast of Goteborg. While there is a small village called Zinkgruvan surrounding the mine installations, the nearest significant communities are Ammeberg and Askersund, respectively 10 kilometres and 15 kilometres NW of the Zinkgruvan Mine.

Property Description

Zinkgruvan has held a variety of mineral rights covering the deposit and immediate area for many years and as recently as 2002 consolidated certain small exploitation concessions into one larger one.

The Zinkgruvan Update discloses that Zinkgruvan holds two exploitation concessions covering the deposit and its immediate area. The Zinkgruvan Concession, which originally consisted of a large number of small mining rights, was consolidated in 2002 into one concession covering an area of 254 hectares. The Klara Concession was granted in 2003 and covers 355 hectares, mainly over new areas in the western part of the deposit. The Zinkgruvan Concession and the Klara Concession are valid until 2025 and 2027 respectively.

Accessibility, Climate, Local Resources and Infrastructure and Physiography

The community of Askersund has a population of about 14,000. The village of Zinkgruvan has about 450 inhabitants. Zinkgruvan is the largest private employer in the municipality with about 280 employees. The town of Askersund has a modest tourist industry in the summer and is a full service community. There is an extensive network of paved highways, rail service, excellent telecommunications facilities, national grid electricity, an ample supply of water and a highly educated workforce.

The Zinkgruvan property can be reached from Stockholm along highway E18 in a westerly direction for a distance of 200 kilometres to Örebro; from Örebro southward on highway E20 and County Road 50 for a distance of 20 kilometres to Askersund, and then by a secondary paved road for a further 15 kilometres through Ammeberg to Zinkgruvan. Access to Örebro is also possible by rail and by aircraft on scheduled flights from Stockholm and Copenhagen amongst other locations. The port of Otterbäcken on Lake Vänern is about 100 kilometres from Zinkgruvan by road. The port of Göteborg on Sweden's west coast is accessible by lake and canal from Otterbäcken, a distance of 200 kilometres.

Sweden has a milder climate than other areas equally far north. Stockholm has an average temperature of 18 ?C in July. The winter temperatures average slightly below freezing and snowfall is moderate.

Temperature records for Zinkgruvan show that the mean annual temperature is 5.5°C. Mean monthly temperatures are below freezing from December through March. The coldest month is February, with an average maximum temperature of -4.1°C and an average minimum of -11.1°C. The warmest month is August with an average maximum temperature of 18.2°C and an average minimum of 12.2°C. Annual precipitation is about 750 millimetres. It ranges from a low of 11 millimetres in March to a high of 144 mm in August.

Zinkgruvan is located in very gently rolling terrain at about 175 metres above mean sea level ("masl") and relief in the area is 30 metres to 50 metres. It is largely forest and drift covered and cut by numerous small, slow moving streams, typical of glaciated terrain and very reminiscent of boreal-forested areas of Canada such as the Abitibi area of northern Ontario and Quebec. Outcrop is scarce.

History

The Zinkgruvan deposit has been known since the 16th century but it was not until 1857 that large scale production began under the ownership of the Vieille Montagne Company of Belgium. Vieille Montagne merged into Union Miniere in 1990.

In the years immediately following the opening of the Zinkgruvan Mine, production was carried out on a modest scale. Hand sorting and heavy media separation were sometimes employed to upgrade mined material. Later, for many years up to the end of 1976, the rate of production was around 300,000 tonnes annually ("tpa"). In the mid-1970s, a new main shaft was sunk to gain access to additional ore, the mining method was modified to allow for heavier, mechanized equipment, a new concentrator and tailings disposal facilities were built adjacent to the mine and the Ammeberg facilities were largely rehabilitated and abandoned. These new facilities were brought on line at the beginning of 1977 and the rate of production gradually began to increase towards the target of 600,000 tpa, which was achieved in 1982. Since then the production rate has been further increased to its present ±800,000 tpa. Nominal milling capacity is 900,000 tpa but the operation has never achieved this level.

Zinkgruvan does not have detailed historic production figures readily available, however, it appears that from 1860 to the end of 2003, 29.9 million tonnes grading 11.3% Zn, 2.4% Pb have been produced. Silver grade has been recorded only since 1980. Production figures for the six years from 1998 through 2003 are shown in the table below:

ZINKGRUVAN MINE PRODUCTION - 1998 TO 2003(1)

Year	Tonnes	Zn (%)	Pb (%)	Ag (g/t)
1998	691,000	10.8	3.8	85
1999	736,000	9.5	3.6	78
2000	733,000	10.8	4.0	102
2001	810,000	8.4	3.6	84
2002	707,000	7.2	3.8	90
2003	757,000	9.2	4.8	103
Averages	739,000	9.3	3.9	90

Note:

(1)    For 2004 the Company reported Zinkgruvan Mine Production of 732,812 tonnes including zinc (9.1%), lead (4.9%) and silver (99 g/t). In 2005 the Company reported production of 803,883 tonnes including zinc (9.4%) and lead (5.1%).

In late 1995, North Limited of Australia purchased the mine from Union Miniere, and, in addition to mining, carried out an aggressive exploration program in the immediate and surrounding area. This program was, however, cut short before any significant diamond drilling was carried out and all North's non-core mineral rights other than Marketorp subsequently lapsed. No off-site exploration has been conducted since 1999, and in August 2000, Rio Tinto became the owner of Zinkgruvan when it acquired North Limited.

Geological Setting

Regional and Local Geology, Metamorphism and Structure

Zinkgruvan is located in the southwest corner of the Proterozoic-aged Bergslagen greenstone belt/mining district, famed for its numerous iron ore and base metal mines, notably the Falun deposit (200 kilometres north of Zinkgruvan), which saw production from before the year 1000 until 1992. The ore-bearing Bergslagen district is part of the southern volcanic belt of the Svecofennian Domain. The supracrustal rocks are dominated by felsic metavolcanic successions that can be up to 10 kilometres deep. Limestones, calcsilicates and mineralized deposits are commonly found within the metavolcanics. The district is comprised of a series of small proximal basins in a continental rift environment. The active extensional stage was characterized by felsic volcanism and intrusions followed by subsidence and sedimentation.

Geology of the Zinkgruvan Deposit

Sitting in the immediate structural hanging wall of the Burkland ore body is a copper (chalcopyrite) stringer zone hosted by dolomitic marbles, in turn overlain by the oldest unit in the mine area, a quartz-microcline leptite, likely of felsic volcanic origin. The copper zone dips steeply NW, is up to 250 metres long, varies from 5 metres to 38 metres thick and extends from slightly above 600 metres to 1,020 metres vertical, all dimensions depending on grade cut off employed. It is cut off latterly to the NE by the Knalla fault and has been cut off by drilling to the southwest and above 650 metres vertical. It may continue at depth.

Deposit Types

The genetic model most appropriate for Zinkgruvan is still somewhat controversial, given that some workers prefer a sedimentary-exhalitive ("SEDEX") model. However, there is evidence, particularly the presence of a what appears to be a copper rich stringer zone stratigraphically below the Burkland ore body, that seems to favour a volcanogenic ("VMS") model, perhaps in a distal environment, whereby mineralized hydrothermal fluids ascended through a vent system or systems and deposited sulphide mineralization in shallow, fairly flat-lying sea floor depressions during a particularly quiescent period.

Zinc/Lead Orebodies

Sphalerite and galena are the dominant sulphide minerals, generally massive, well banded and stratiform, generally 5 metres to 25 metres thick. At Nygruvan there are two parallel horizons (mainly in the eastern portion of the orebody), separated by 3 metres to 8 metres of gneissic metatuffite (quartz, microcline, biotite, and minor muscovite, chlorite and epidote). Chalcopyrite is present in small amounts (<0.2% Cu). Pyrrhotite, pyrite and arsenopyrite are present although the amount of pyrrhotite and pyrite is less than 1% each.

Metamorphism and deformation have mobilized galena into veins and fissures subparallel to original bedding in places. Native silver was even more mobile and is often found in small fissures. Remobilization is most commonly observed in the Pb-rich western part of Nygruvan and in the Burkland area. In both the Nygruvan and Knalla areas there is an increase in Zn+Pb grades towards the stratigraphic hanging wall of the massive sulphide horizon. Contacts of mineralization with hosting stratigraphy are generally very sharp, more so on the stratigraphic footwall than hanging wall.

In the Knalla portion of the mine, structure is more complex and structural thickening is common. There are often two to four parallel ore horizons separated by narrow widths of metatuffite. The Knalla area consists of five individual Zn, Pb bodies for which Ore Reserves and/or Mineral Resources have been estimated and exploration is ongoing to further define them and to find additional ones along what is a continuous although highly contorted horizon.

The bodies are, from NE to SW, Burkland, Savsjon, Mellanby, Cecilia and Borta Bakom. In addition the Lindangen zone occurs close to surface above Mellanby on the longitudinal section and was exploited earlier in the mine's life. It hosts a small resource, which is unlikely to be exploited because of its proximity to surface.

The only significant difference in mineralogy from Nygruvan to Knalla is that Co and Ni content are higher in the Burkland - Sävsjön deposit and are of sufficient quantity that they impact metallurgy and concentrate quality. The Co content of zinc concentrate sometimes exceeds the penalty limit of 150 ppm.

Copper Mineralization

During 1996-1997 resource definition drilling at Burkland led to the recognition of significant hanging wall copper mineralization and a copper-specific drilling program was undertaken. A 2.7 Mt Indicated Resource grading 3.0% Cu, 0.5% Zn, 52 g Ag/t has since been defined and a preliminary study was undertaken into the feasibility of developing the zone in parallel with the Zn, Pb resources. More study is required and no definite timetable is in place. The host rock is a dolomitic marble with variable amounts of porphyroblastic Mg-silicates. The clean marble contains up to 10% silicate minerals and higher amounts of copper than the silicate rich type with up to 50% silicates. Chalcopyrite is the main copper mineral and occurs as fine-grained disseminations infilling between dolomite grains or massive lumps and irregular veins up to several centimetres thick.

The host mineral for silver in the deposit is not known but native silver is in rare cases encountered as thin vein fillings in core. Zinc is present exclusively in sphalerite.

Exploration

The Zinkgruvan deposit has been known since the 16th century but it was not until 1857 that large scale production began under the ownership of the Vieille Montagne Company of Belgium. Since then exploration of the deposit has progressed continuously.

With the expansion of the mine capacity in the mid-1970s, exploration increased and became more aggressive in the beginning of the 1980s. Initially, focus was on the continuation of the Nygruvan mine at depth. Currently, the Company is focussing on the western half of the mining area, the Knalla Mine at depth.

Most of the exploring drilling takes place underground often from dedicated exploration drifts. Since the 1980s approximately 2,200 drill holes have been performed. The total length of drill core amounts to approx. 363,000 m.

Drilling

Diamond drilling data are the only data used for resource definition at all scales, stope definition and for grade control. In the last 10 years 5,700 metres to 34,000 metres of drilling have been completed on the Zinkgruvan Mine site annually, and until recently, 20% of that was of a reconnaissance nature.

Holes over 100 metres in length are surveyed using a Maxibor instrument with readings taken every 3 metres. Core size is generally 28-36 millimetres for underground holes and 28-39 millimetres for surface holes. Recovery is near 100%.

Sampling Preparation, Assaying and Security

Sample length is chosen based on sulphide content and varies, with the maximum length 3.5 metres. Core splitting is handled in a dedicated and enclosed corner of the core logging area. A technician splits the core using a hydraulic splitter then places the split portion in a bag marked with the geologist-supplied sample number. A diamond saw is used occasionally. The sample bags are transported to the on-site laboratory, located in the concentrator where they are prepared for eventual shipment to Acme Analytical Laboratories Ltd. ("Acme"), an ISO 9002 accredited facility in Vancouver, British Columbia for analysis. The drill core remains within the secure mine compound during the entire logging and splitting process and sample preparation is carried out on site in secure facilities. All sample batches are packaged securely and sample numbering is checked at each stage of the process.

A 10 gram portion of the pulverized sample is shipped to Acme. One duplicate sample and one dolerite blank are inserted per 18 samples prior to shipment. Acme inserts an additional blank and pulp duplicate, and a commercial standard into each 34 sample batch.

The method uses a 1g pulp sample diluted in 100 ml Aqua Regia, which is then run by ICP-ES. It covers 23 elements, those of critical importance being Zn, Pb, Ag, Cu, Co, Ni and in addition Al, As, Bi, Ca, Cd, Cr, Fe, Hg, K, Mg, Mn, Mo, Na, P, Sb, Sr and W.

Zinkgruvan staff report no problems with Acme and that accuracy and precision meet industry standards.

Adjacent Properties

There are no known significant exploration properties adjacent to or near the Zinkgruvan Mine. Zinkgruvan is situated in the far southern portion of the Bergslagen belt, which to the north hosts numerous iron ore and base metal deposits many of which have seen production. At the present time the only significant production from the belt besides Zinkgruvan is from the Garpenberg Zn, Ag operation of Boliden, located 175 kilometres to the north.

Mineral Resource and Mineral Reserve Estimates

The Zinkgruvan Mineral Reserve and Mineral Resource estimates, as prepared by Zinkgruvan staff and reviewed and reclassified by WGM as at March 31, 2004 were disclosed in the Zinkgruvan Report together with a description of the methodology used.

The Zinkgruvan Update also discloses that most of the economic Zn-Pb-Ag mineralization consists of massive beds of sphalerite and galena intercalated with barren bed of quarzitic metatuffite and calcsilicate rock. Beds of disseminated sphalerite and galena occur locally towards the hanging wall. In the Knalla mine, galena is locally remobilized into veins.

The Updated 2006 Reserve Estimate disclosed the following data, which were estimated by the Zinkgruvan staff and audited by WGM in accordance with NI 43-101 and CIM standards:

TABLE 1
ZINKGRUVAN ZINC/LEAD MINERAL RESERVES
AS AT DECEMBER 31, 2005(1)

Category	Tonnes	Zn (%)	Pb (%)	Ag (g/t)

Proven	6,267,000	9.8	5.3	111

Probable	1,894,000	9.2	2.5	57

All Categories	8,161,000	9.7	4.7	98
(Total)

Note:

(1)    Estimated using a 250 SEK NSR cut-off and minimum mining width of 0.3m. The metal prices used are USD$992/t for Zn, USD$617/t for Pb, USD$5.00/oz for Ag and the assumed exchange rate is 7.5 SEK/USD$.

TABLE 2
ZINKGRUVAN ZINC/LEAD MINERAL RESOURCES
AS AT DECEMBER 31, 2005(1)

Category	Tonnes	Zn (%)	Pb (%)	Ag (g/t)

Measured	611,000	6.7	1.0	25
Indicated	1,236,000	9.2	3.3	86

Measured and
Indicated	1,847,000	8.4	2.5	66

Total Inferred	8,463,000	10.5	4.4	105

Note:

(1)    Estimated using a 250 SEK NSR cut-off and minimum mining width of 0.3m. The metal prices used are USD$992/t for Zn, USD$617/t for Pb, USD$5.00/oz for Ag and the assumed exchange rate is 7.5 SEK/USD$.

TABLE 3
ZINKGRUVAN COPPER RESOURCES
AS AT DECEMBER 31, 2005(1)

Category	Tonnes	Zn (%)	Pb (%)	Cu (%)	Ag (g/t)

Indicated	2,800,000	0.5	0.0	2.9	32
Inferred	890,000	0.2	0.0	3.1	28

Note:

(1)    Estimated using a 2% copper cut-off.

The Zinkgruvan Update discloses that the Zinkgruvan deposit has been extensively drilled mainly from exploration and development drifts underground. The tonnages of Mineral Resources and Mineral Reserves presented in the Zinkgruvan Update are defined by approximately 2,000 drillholes.

The Zinkgruvan Update discloses that during the long history of Zinkgruvan the method used in estimating Resources and Reserves has changed. This is partly due to the general technical development as well as to the use of different mining methods. At present mainly two methods are used; Block Model with Kriging and estimation by the Polygon Method. In Nygruvan a smaller tonnage is estimated by the Section Method.

The bulk of the Mineral Reserves and Resources is hosted by the Burkland deposit, with a smaller portion remaining in the Nygruvan deposit, which has been mined since the 1850s. Smaller tonnages are hosted by the Savsjon, Mellanby, Cecilia, Borta Bakom and Lindangen, all of which lie southwest of Burkland. Other than Lindangen, a portion of which lies within the crown pillar, none are fully defined. In addition, there is an estimate reported for the copper zone, sitting on the hanging wall of the Burkland deposit.

Burkland Deposit

The Zinkgruvan Update discloses that the Zinkgruvan block model was developed with reference to a local coordinate system that is rotated (in the x-y plane) with respect to real world coordinates. The location of each block in the model was stored as (i, j, k) indices that refer to row, column and level positions. The block model was sub-blocked, meaning that each block in the model that spatially intersected the boundary of the wire frames was subdivided into sub-blocks. There were two levels of sub-blocking identified in the database. A master block can be sub-divided into a 2 x 2 x 2 array of sub-blocks (8 sub-blocks total) as level one. Level two can sub-divide a sub-block into an additional 2 x 2 x 2 array, resulting in sub-blocks that are 1/64th the volume of the master or parent block. A parent block has dimensions 10 metres x 5 metres x 10 metres. The Zinkgruvan block model was imported to GEMS as first step in confirming interpolated quality values.

Mining and Mineral Processing Operations

The long history of mining and processing of the Zinkgruvan ore bodies has progressed the operation through an equally long series of changes to the operation as mining and milling technology evolved. A modern concentrating facility was built in 1977 and since that time new equipment and automation have been introduced to both the underground and milling operations. Significant reductions to the operating costs for the nominal 800,000 tpa operation have been achieved as a result of the changes. The underground operation is currently integrating new technology into ground control and the mining methods and this has taken longer than originally planned. The concentrator currently operates at approximately 80% of the installed capacity due to underground production limitations.

In the mid 1990s, the increasing size of the underground mined out areas coupled with inherent horizontal ground stress was leading to increasing difficulty maintaining stability of the hanging wall. The mining methods and sequences were changed and a new paste backfill system was installed in 2001. The mine production reached 810,000 tonnes in 2001 which was the highest level of production in the history of the operation.

Since 2001, the underground operation has been working towards refinement of the backfill technology and the mining sequence. The underground operation is currently working to catch-up in the backfilling of older mined out areas. To a minor extent, the mine also currently has a restricted hoisting capacity, however, this does not impact on mine production. Removal of these production restrictions is being addressed and full production capacity was restored in the second half of 2004. The highly mechanized mining operation and the modern automated concentrator will allow Zinkgruvan to maintain an operating cost structure in the lower quartile of zinc producers.

Underground Operations

The Zinkgruvan underground mine has three shafts with current mining focused on the Burkland and Nygruvan ore bodies. Shafts P1 and P2 are 735 metres and 900 metres deep respectively, with P1 used for hoisting personnel and P2 used for ore, waste, materials and personnel. There is an internal ramp system below 250 metres but no ramp from surface. The Knalla shaft is 350 metres deep and is not a significant part of the current or future operating plan other than as an emergency egress and to support mine ventilation.

In the Burkland deposit, long hole mining is used in panel stoping and sequenced in primary and secondary stopes. Stope dimensions are 38 metres high by 20 metres wide for the primary stopes and a 25 metres width for the secondary stopes. On completion of mining of the primary stopes, they are backfilled with paste fill with 4% cement content with the secondary stopes filled with a lower strength paste fill with 2% cement.

In the Nygruvan ore body, sublevel benching is employed followed by paste backfilling. Stoping is carried out with 15 meter sublevels and stope lengths of 30 metres.

The Zinkgruvan mining operation has evolved from a track operation to primarily a trackless operation. Although the mine still maintains a track haulage system on the 350 and 650 levels as backup, the main ore haulage to the shaft has been completed with three electric Kiruna trucks (two 50 tonne units and one 35 tonne unit). Because of recent problems with the Kiruna trucks, diesel highway haulers are presently being used to augment them. A long term haulage policy has been under study at Zinkgruvan and needs to be addressed by the Company.

The Zinkgruvan Mine has all unit operations mechanized and has a modern fleet of equipment. Due to economic constraint caused by low metal prices in recent years some capital equipment replacements have been deferred. A higher than normal sustaining capital input is now required to update the fleet and catch-up on its general overall condition.

The main Zinkgruvan production hoist has a rated capacity of 1,400,000 tpa capacity versus the current requirement of hoisting a combined ore and waste total of 1,100,000 tpa. The shaft is considered capable of meeting the ore and waste requirements for an ore production averaging 833,000 tpa anticipated in the current five year mine plan.

The ground conditions in the underground workings at Zinkgruvan have an inherent horizontal stress that gradually increased the difficulty in maintaining the hanging wall during the mining cycle. Mining prior to 2000 had relied on backfilling with a combination of waste rock and sand fill and did not take full advantage of modern ground control technologies.

The underground operation at Zinkgruvan has had capacity restrictions since 2001. Although the increasing hanging wall instability was recognized in the mid 1990s, the program to address the issue has not fully realized the result of investments made and changes implemented. Problems with the initial operation of the paste fill plant and operation of the distribution system have delayed the catch-up in backfilling necessary to restore routine underground operations. To a lesser extent, access to capital to sustain and improve the operation has been limited in recent years due to weak metal prices, however, the production of paste fill has been increasing since the latter part of 2003. WGM believes that the current production limitations will be eliminated and the operation will progress to the planned 900,000 tpa capacity.

Concentrator Operations

The Zinkgruvan concentrator is located immediately south of the P2 main production shaft. The concentrator was built in 1977 to replace the facility at the Ammeberg site and eliminate the surface rail haulage of the ore to the process facility. In the 1990s the concentrator was upgraded with both technology and flotation equipment replacements. The mill has a nominal capacity of 800,000 tpa. In 2003 it operated about 80% of the time indicating a potential capacity of 900,000 tpa at an availability of 93%, which is routinely achieved in the industry with concentrator operations of this type. In addition to the installed capacity that is not currently being utilized, the Zinkgruvan concentrator may also allow opportunities for improved performance and capacity with modifications or additions to the current flowsheet and equipment.

The current Zinkgruvan flowsheet employs crushing and autogenous grinding, bulk flotation, concentrate regrind, selective flotation separation of lead concentrates from zinc concentrates, all followed by thickening and filtration of the individual lead and zinc concentrates. The current flowsheet achieves recoveries of 86% and 92% respectively for the lead and zinc to concentrates. Approximately 70% of the contained silver is recovered to the lead concentrate. Silica and cobalt have periodically triggered penalties with Zinkgruvan zinc smelting contracts. With the increasing proportion of Burkland ore there has been a decreasing trend in the zinc recoveries and an increasing trend in the lead recoveries.

There is limited surge capacity between the concentrator and the single processing line of the backfill plant so the availability is subject to the combined availability of the two circuits. When the concentrator is down due to no underground ore, the mill cannot deliver backfill. Provision has been made in the backfill plant for expansion, which is currently limited to one line with no standby.

The concentrator final tailings are currently pumped approximately 4 kilometres south of the plant site to a tailings management area. An application to the regulatory authority for expansion of the tailings dam to an elevation of 200 metres has been made and the approval has been granted subject to payment of a security reclamation deposit.

Mine Workforce

The workforce at the Zinkgruvan Mine at the end of 2004 totaled 280 employees. An increasing portion of the operation and maintenance of the mine and mill is being completed by contractors, especially in the equipment maintenance area. The workforce at Zinkgruvan has four separate unions representing office workers, supervisors, blue collar and civil workers. Although most employees belong to a union, the mine is not a closed shop and employees do not have to join as a condition of employment.

Labour agreements in Sweden typically make it difficult to maintain continuous operations without carrying additional manpower for replacements during vacation and holiday periods. Reduced working time is typically a main negotiation item and point of concession during contract negotiations. This has made it necessary for Zinkgruvan to maintain operations in the June, July and August period with a high component of contract labour to deal with the five week vacation due their own employees.

The payroll burden at Zinkgruvan to cover State insurance, accident and illness benefits, medical, and pension is about 50%. The State looks after employee severance requirements when employment is terminated for good reason or with proper notice. Due to the high average age and low turnover of the workforce, the average rate being paid for the various job classifications is at the high end of the scales due to a wage progression system.

Zinkgruvan has had some difficulty in recruiting and maintaining senior staff due primarily to the limited number of qualified people with underground experience available in Sweden.

Capital Costs

Capital requirements to improve and sustain the Zinkgruvan Mine have been identified and scheduled in the current life of mine plan. In addition to these costs, for the purposes of an independent economic evaluation, WGM made an additional capital cost allowance. In the initial years of the plan capital was included to address issues that were identified as critical to production as well as the probable outcome of the mine reclamation/environmental permit amendment negotiations in 2004. It was suggested that a bonding option may be available to help reach a more favourable settlement of the reclamation payment currently under review with the regulatory authority. An allowance for carrying a bond for the remaining cost of reclamation at the end of the mine life was made in the WGM economic analysis.

For the purposes of WGM's economic analysis, it was assumed that the final cost of reclamation will be USD$13.7 million. It was also assumed that ongoing reclamation would require the expenditure of USD$4.7 million over the remaining mine life with USD$9.0 million required at the end of the mine life. An allowance was also made to carry the bonding cost for the final reclamation. The estimate was approximately 75% of the current estimate which is believed to overstate the requirement.

In December 2004 an updated reclamation plan was presented to the authorities suggesting hat the reclamation project would be less costly than initially estimated. Because the revised plan was still under consideration, and was still under consideration as at December 31, 2004, the provision for closure costs as at December 31, 2004 was kept at the December 31, 2003 level.

Subsequently, Zinkgruvan's environmental consultants presented a revised report on the estimated closure costs of the tailings facility. The closure plan for the tailings facility indicates a final closure cost of approximately $1.3 million. The revised closure plan was presented to the Swedish Environmental Court on March 1, 2006 and a final decision is expected during the first half of 2006. Until a decision has been received, the Corporation has retained its original accrual of $8.2 million.

Operating Costs

The operating costs at Zinkgruvan over the past 20 years have been on a general downward trend reflecting the investments in capital improvements to the mine and mill as well as reductions in the workforce. Since 1990 the operating costs have remained relatively constant with a slight increase since operation of the paste fill plant started in 2001. The paste fill plant and distribution system have both had higher than planned start-up costs as well as higher than normal costs required to allow the underground operation to catch up on filling mined out areas.

Other Relevant Data and Information

Marketing and Commercial Matters

Zinkgruvan has a longstanding reputation as a quality and reliable supplier of zinc and lead concentrate to the major smelters in Europe. Concentrate is sold through Lundin Mining AB. All logistical as well as some administrative functions are performed by Zinkgruvan Mine site-based personnel.

Zinc concentrate is sold to four major smelters in Europe on long term contracts. Terms for three of the customers have Treatment Charges ("TCs") fixed on a yearly basis and for two of those customers terms and TCs are based on a 50% brick system, meaning that the TCs for 50% of the tonnage are the TCs agreed for the previous year and for the remaining 50% is that negotiated for the present year. For the third customer, the TCs are fixed for 100% of the quantity each year in advance. For the fourth and major customer (±50%), an agreement is in place with TCs for 100% of the quantity fixed for 2004, 67% for 2005 and 33% in 2006. The agreed fixed TCs are considered high given today's market and unfavourable for Zinkgruvan.

The lead concentrate is sold to two smelters, each as to 50%. Ore of the TCs is based on a 50% brick system, that is the TCs for 50% of the tonnage are those agreed for the previous year and TCs for the remaining 50% are negotiated for the present year. The second TC is determined annually. The TCs for 2005 have been fixed. All other terms are standard market ones. The silver in the lead concentrate is paid with a deduction of 5% or 50 g/dry tonne as a minimum.

Europe is today and will continue to be long-term, a net buyer of zinc concentrate. This means that a local supplier like Zinkgruvan will likely always have a preferred status on the market.

The markets for lead concentrate in Europe have changed to some extent because of smelter closures. Nonetheless there should be good offset possibilities for the Zinkgruvan concentrate in the northern part of Europe on a long-term basis.

In December 2004 the Company agreed to sell all of its silver production from the Zinkgruvan Mine in Sweden, for the life of mine, to Wheaton in consideration for an upfront cash payment of USD$50 million, 30 million Wheaton shares, and 30 million whole share purchase warrants, plus a per ounce payment at a price equal to the lesser of (a) USD$3.90 (subject to a consumer price adjustment after three years) and (b) the then prevailing market price per ounce of silver. The Wheaton shares were subsequently consolidated on a one for five basis and the Company held six million shares which were sold in September 2005. As a result of the consolidation, five warrants together with the payment of $4.00 entitles the holder to purchase one Wheaton share until August 5, 2009.

The Company has agreed to deliver a minimum of 40 million ounces of silver to Wheaton over a 25 year period. The Zinkgruvan zinc, lead and silver mine is expected to produce approximately 2 million ounces of silver per year in addition to 130 million pounds (59,000 metric tonnes) of zinc and 70 million pounds (32,000 metric tonnes) of lead annually at low cash costs. If at the end of the 25 year period, Lundin Mining has not delivered the agreed 40 million ounces, then it has agreed to pay Wheaton USD$1.00 per ounce of silver not delivered.

Copper Project

A copper resource has been delineated on the hanging wall of the Burkland deposit. An Indicated Mineral Resource of 2.7 Mt at 3.0% Cu using a cutoff grade of 2% Cu is reported by Zinkgruvan. For the most part this mineralization could be accessed by extending development for the Burkland mining operation through backfill on completion of mining the panel stopes. In 2000 Zinkgruvan completed a preliminary internal study of mining the copper deposit over a ten year period at the rate of 300,000 tpa in conjunction with mining and processing the lead and zinc. The study indicated the project would have a capital cost of USD$15.8 million and would have a favourable operating margin of USD$12.35/ t of ore (these estimates are based on the 2000 study when the exchange rate was 9.23 SEK to USD$1).

Environmental approval of the copper project for a production rate up to 500,000 tpa has been included in the current application to raise the tailings dam. Preliminary consideration of including the copper circuit within the existing concentrator indicates that it may be possible, however, the full logistics on the separate hoisting and handling of the ores have not been defined. Neither has the opportunity for underground waste storage been fully evaluated if the deposits were mined at the same time. Although Zinkgruvan recognizes that the copper project is viable, it is also recognized that the unit value of the copper production is less than the zinc/lead production and therefore must be considered only as an add on operation and not interfere with the zinc/lead capacity. In addition, a recent decline in the price of copper is raising questions in respect of the viability of this project. A new study has been undertaken to review costs associated with investment and production, mining sequences, taking into account the substantially higher value of the zinc/lead ore, and planning for the underground operation generally. The report is expected to be available in the first half of 2005.

Environmental, Health and Safety Matters

Zinkgruvan has an environmental department and dedicated staff responsible for environmental matters throughout the site. The County Environmental Board in Zinkgruvan recently applied to the Environmental Court to levy a fine against Zinkgruvan Mining AB for not complying with certain environmental regulations. Specifically, the proposed fine relates to dusting incidents from the tailings pond at Zinkgruvan. The dusting incidents are currently being investigated by a local prosecutor. Apart from this incident the Company has, to its knowledge, met all emission standards.

Recently, elevated zinc values have been noted by local environmental authorities in the northern portion of Lake Vattern near the abandoned former processing and roasting facility of Vieille Montagne in the village of Ammeberg.

In December 2001, Zinkgruvan applied to modify its environmental licence or permit to allow for raising the tailings dam by 8 metres to 200 masl and at the same time to increase production from 900,000 tpa to 1,500,000 tpa, with the additional tonnage to come from the copper zone. Permission was granted in late 2002 but subject to Zinkgruvan depositing with the authorities an amount equal to the projected cost of final rehabilitation. This amounted to SEK 150,000,000. Zinkgruvan appealed, requesting a lower amount and permission to provide surety over a period of time. It also stated that final closure costs would likely be less than the amount requested. In December 2003 the Supreme Environmental Court ruled that a security deposit of SEK 65,000,000 was required to fund closure costs related to activities until that time, unless Zinkgruvan could demonstrate to the satisfaction of environmental authorities that final closure costs would be less. The requirement for a SEK 65,000,000 security is a temporary provision, based on the estimated cost to remediate the present tailings dam. The provisional requirement for a security deposit of SEK 65,000,000 will be replaced by a final permit condition regulating this issue. The final amount and form of this security deposit will depend to a large extent on the total estimated remediation cost in a revised closure plan which is to be prepared by Zinkgruvan. The final size of the security deposit could become higher than SEK 65,000,000, since the final security deposit will cover the extended tailings dam and certain other operations of Zinkgruvan which are not covered by the provisional security deposit. The final security deposit may also be lower than SEK 65,000,000, if the revised closure plan shows that a lower security is sufficient. Zinkgruvan has filed a new closure plan and is hopeful that, because the projected cost is less than SEK 65,000,000, the authorities will lower the required deposit.

In the fall of 2003, Zinkgruvan was informed that a new nature preserve, covering approximately 135 hectares had been established two kilometres west-southwest of the Knalla shaft. Discussions have begun to ensure that the mine can access the surface of the preserve for drilling purposes and to establish a ventilation raise should a new deposit be discovered under the area.

Exploration Proposal

The Updated 2006 Reserve Estimate also disclosed that, in respect of the Zinkgruvan Mine, a multi-year integrated in-mine and near-mine exploration program had been begun with the objective of finding and developing new Mineral Reserves to further extend the mine life of this core asset. A special exploration team has been assigned the task of identifying new zones that can be developed from existing mine infrastructure. This work is in addition to the ongoing mine exploration program which includes the development of two underground exploration drifts which will be the subject of increased drilling.

Galmoy Mine

On March 21, 2005 the Company made a formal offer to the shareholders of Arcon to acquire all of the outstanding Arcon shares. The offer was declared unconditional on April 12, 2005, following the tender of 84.06% of the shares of Arcon. A further 7.55% of the shares of Arcon were tendered by April 26, 2005 at which time compulsory acquisition procedures were initiated. Full details of the acquisition of 100% of the shares of Arcon are provided in the Form 51-102F4 (Business Acquisition Report) file by the Company on July 27, 2005 in respect of the acquisition of the Arcon shares.

Galmoy Technical Reports

A technical report (the "Galmoy Report") prepared in respect of the Galmoy Mine, entitled "A Technical Report of the Galmoy Mine and Prospecting Licences held by Arcon in the Irish Midlands - Republic of Ireland for Lundin Mining Corporation is available for review on the SEDAR website located at http://www.sedar.com under the Company's profile.

The Galmoy Report is dated April 22, 2005 and was prepared by John R. Sullivan, P. Geo. Senior Geologist, G. Ross MacFarlane, P. Eng. Senior Associate Metallurgical Engineer and Stephen B. Cheeseman, P. Geo. Senior Associate Geologist, of Watts, Griffis and McOuat Limited Consulting Geologists and Engineers at the request of the Company. John R. Sullivan, P. Geo. Senior Geologist, G. Ross MacFarlane, P. Eng. Senior Associate Metallurgical Engineer and Stephen B. Cheeseman, P. Geo. Senior Associate Geologist are each a "Qualified Person" and independent of the Company within the meaning of NI43-101.

Unless otherwise indicated, the following description of the Galmoy Mine has been summarized from the Galmoy Report.

Location

The Galmoy Mine is located in south-central Ireland in County Kilkenny, on its northern boundary with County Laois, at approximately 52°50'N latitude, 7°35'W longitude. It lies 30 km northwest of the city of Kilkenny and 105 km southwest of Dublin. There are several villages and hamlets close to the mine site but only a handful of residents in the immediate vicinity of the mine. Most of the lands overlying areas being worked underground or being explored by diamond drilling are pasture lands.

Property Description

The immediate Galmoy Mine, plant and tailings containment area is covered by five contiguous State Mining Licenses ("SMLs"), being SML 1, SML 6, SML 8, SML 9 and SML 10, totalling 1,590.9 ha, all held in the name of Arcon Mines Limited. These SMLs are located within and surrounded by a contiguous block of six prospecting licenses (each a "PL" and, together, the "Surrounding PLs"). Five of these are held by Arcon Exploration P.l.c. and the sixth was optioned by Arcon Exploration P.l.c. from Westland Exploration Limited in 1998. The sixth PL is now held by Minco Ireland Limited, an Irish junior company. Arcon was to have earned a 50% interest in that PL by incurring I£450,000 in expenditures by June 2003. That deadline was initially extended to June 2005 and was extended a second time, to July 1, 2007. In consideration of the second extension, Arcon agreed to make the expenditures necessary to keep the licence in good standing, being a minimum of €56,000, before February 21, 2007. Arcon has also agreed that after vesting it will carry Minco's share of the minimum required expenditures (so that it avoids dilution) for a period equal to that of the extension. Arcon holds an additional nine PLs (the "Outside PLs") in five isolated groups elsewhere in the Irish Midlands. In addition to mining and exploration titles, Arcon owns numerous surface rights/properties over the immediate mine and surrounding area.

Accessibility, Climate, Local Resources and Infrastructure and Physiography

The mine can be reached from Dublin west-south-west along the M 7 motorway to Port Laoise for approximately 80 km, then south-west to Johnstown for 36 km on highway N 8. From there well maintained, paved secondary roads lead about 8 km to the mine. The city of Kilkenny lies about 30 km to the southeast and the mine is easily accessible from there as it is from other major centres. Numerous secondary and tertiary roads, most of them paved, although often narrow and sinuous, reach all corners of the immediate mine area and Surrounding PLs. The Outside PLs are also easy of access on well maintained, paved roads.

Given that it is a relatively small island surrounded by ocean and sea, Ireland as a whole has a stable, maritime temperate climate. Portions of the interior, including County Kilkenny have more of a continental climate. The average temperature in July is 16°C and in January 5°C. Prevailing westerly winds pick up moisture from the warm Gulf Stream in the Atlantic Ocean and drop it first over the western mountains. About 80% of the rest of the country has 760-1,250 mm of rainfall yearly, although the eastern coast is relatively dry. Annual precipitation in the Kilkenny area is about 1,000 mm.

County Kilkenny has a population of about 80,500. Of these, approximately 30,000 live in the city of Kilkenny. The nearest towns to the mine of any size are Johnstown, 8 km to the south and Rathdowney, 8 km to the north. Galmoy is a very significant employer in the area with about 240 employees. The area is largely rural and the main economic activity in the vicinity of the mine is dairy, beef and sheep farming, with limited construction and light service industries.

As with virtually all of Ireland there is an extensive network of paved highways, excellent telecommunications facilities, national grid electricity, an ample supply of water and a well educated work force. Other than the need to apply for and abide by Planning Permissions, it is not anticipated that there would be any particular impediments to expand existing facilities or establish new ones should this be required. Although there was some concern in the community prior to the start of operations about potential impact on surface and underground water resources, the water supply has actually been enhanced by infrastructure supplied to the communities near the mine.

The mine is located in the southeastern part of the Central Plain which lies 60 to 90 m above sea level. It includes numerous lakes and large areas of marsh and peat bog, some of which are exploited commercially by a state organization, as well as fertile agricultural land. Scattered ridges rise above the plain, but none reach any great height.

Although most of the Central Plain is drained by the River Shannon, the southeastern part is within the catchment of the River Nore, which together with the Barrow and Suir Rivers flow into the sea near Waterford. In parts of the country, the limestone bedrock has formed an underground drainage system.

The main resource in Ireland is its agricultural land that covers more than 70% of the countryside. Less than 5% of the remaining land is under tree cover, despite reforestation. Outcrop is scarce.

History

Prospecting Licence ("PL 586") hosting the initial discovery at Galmoy, was first issued in 1962 and was explored continuously by various companies under joint venture agreements until 1977. Most of the work was carried out over the central and northern parts of PL 586, north of where the Galmoy Mine deposits were later discovered. The work consisted of geochemical, geological and geophysical surveys, and a total of twenty-four diamond drillholes were completed, with weak sub-economic mineralization intersected.

Conroy Petroleum and Natural Resources P.L.C. ("Conroy") was issued with PL 586 in 1981. Exploration was strongly focused on geophysical work, particularly Induced Polarization ("IP")/Resistivity. Drilling on a chargeability anomaly in 1986 intersected 7.39% Zn, 0.28% Pb over 8.7 m in what is now the CW Zone. Follow-up geophysics and drilling in the same year discovered the G Zone. A positive feasibility study was completed in 1990 and the period from 1990 to 1994 was used to secure Planning Permission, which set surface and under-ground use terms and conditions, and, environmental licences. Conroy changed its name to Arcon International Resources P.l.c. in 1992. A State Mining Licence was issued in February 1995 and development of the mine commenced in May 1995. The CW Zone was intersected by major underground development in September 1996 and the first concentrates were trucked from the mine site in April 1997.

Exploration drilling restarted on a small scale in 1994 and a full exploration program commenced in 1995 at the mine site and on the Surrounding PLs. The program has been very successful over time and is ongoing. New zones in the mine area and other "resource" zones in the Templetuohy Bog area some 6 km to the southwest of the mine site near the Arcon/Lisheen Mine boundary have been discovered as has the Rapla Prospect, discovered in 1999 at a depth of 500 m, some 6 km northeast of the mine site along the regional fault system (G Fault) on which the Galmoy and Lisheen mines lie. Rapla straddles the boundary between a 100% Arcon owned PL and the PL held under option from Minco Ireland Limited.

The most significant discovery since production began was the R Zone, first intersected in 2002 less than 400 m east-southeast of the CW Zone. It is high grade and hosts roughly 36% of the mine's Mineral Resource as estimated at September 30, 2004 and is indicative of the additional potential of the property.

Production figures from start-up through the end of 2004 are shown in Table 1.

TABLE 1
GALMOY MINE PRODUCTION DATA - 1997 THROUGH 2004

Year	Tonnes	Head Grade		Recovery		Concentrate Grade		Concentrate Produced		Metal Produced
	Milled							Zinc	Lead	Zinc	Lead
	DMT *	% Zn	% Pb	% Zn	% Pb	% Zn	% Pb	DMT	DMT	DMT	DMT

1997	410,137	10.43	0.73	77.34	51.55	54.53	52.16	60,684	2,952	33,088	1,540

1998	371,159	11.31	0.66	85.76	51.15	54.43	58.19	66,156	2,141	36,005	1,246

1999	578,780	11.34	0.75	84.45	37.07	53.27	51.14	104,032	3,158	55,422	1,615

2000	542,523	10.37	0.77	82.64	23.91	51.81	37.93	89,709	2,619	46,481	993

2001	548,216	10.27	0.57	82.60	4.01	52.59	41.02	88,423	417	46,501	171

2002	659,817	10.05	2.82	81.41	6.50	53.06	49.09	101,705	2,902	53,968	1,425

2003	660,231	11.27	2.66	82.42	0.00	51.68	N/A	118,670	None	61,326	None

2004	641,289	12.90	5.41	83.25	43.33	51.47	57.71	133,785	25,989	68,858	14,998

Total	4,412,152	11.02	1.99	82.59	24.76	52.63	54.73	763,163	40,178	401,650	21,988
* DMT = Dry Metric Tonnes

Arcon has over the years carried out aggressive exploration programs both in the general mine area and on Outside PLs, although this has fluctuated to some extent with the economic fortunes of the mine. Exploration on the Outside PLs has occasionally been in joint ventures with other companies providing funding to earn an interest.

Virtually all the Arcon exploration work (with the exception of diamond drilling), including geophysical surveys, has been carried out by in-house crews.

Geological Setting

Regional Geology Structure and Alteration

Two stratigraphic intervals within the Lower Carboniferous carbonate sequence, which are the local stratigraphically lowest units of non-argillaceous carbonate rocks, host all the Irish zinc deposits: the Navan Group in the central and northern portion of the Irish Midlands and the Waulsortian Limestone in central and southern Ireland.

Pre-Carboniferous Geology

The transgressive Irish Carboniferous carbonate sequence hosting the Irish zinc-lead deposits lies conformably above Upper Devonian to Lower Carboniferous red beds. These red beds rest unconformably on lower greenschist facies, complexly folded and faulted greywackes, slates, volcanic rocks, and volcaniclastic sediments of Lower Palaeozoic and Precambrian age. The basement rocks are cut by late Silurian to early Devonian granitic to granodioritic intrusions. The Old Red Sandstone is the basal component of the major transgressive sequence which covers the Irish Midlands. The Upper Old Red Sandstone forms a northward-thinning wedge which ranges in thickness from approximately 6 km in SW Ireland to several tens of metres in the north-central Midlands. Regional thickness variations in Upper Old Red Sandstone indicate that it was deposited in a 70 to 100 km wide, ENE-trending basin termed the Munster Basin. The northern margin of the Munster Basin is interpreted as a synsedimentary fault zone from the presence of rapid thickness variations, extremely coarse conglomeratic sequences, and bimodal volcanic rocks. Another normal fault zone developed 50 to 70 km south of the northern edge of the Munster Basin at the end of the Upper Devonian. The area south of this fault zone is termed the South Munster Basin.

Lower Carboniferous

Courceyan Stage (360-349 Ma)

The basal Carboniferous red bed sequence thins and youngs northward. It is conformably overlain in the south and central Midlands by a 50 to 100 m thick, dominantly argillaceous, marine carbonate sequence informally termed the Lower Limestone Shale. North of an ESE-trending line from Galway to south of Dublin, these transgressive basal marine sediments gradually thicken and become less argillaceous. In the northern Midlands the basal Carboniferous carbonate sediments are informally termed the Navan Group or Mixed Beds. They consist of a thin basal section of terrigenous sediments overlain by mudstones, sandy and bioclastic grainstones, and oolite grainstones. The Navan Group contains minor disseminated sphalerite and thin sphalerite-galena veinlets throughout the north-central Midlands, one economic orebody (Navan), and a number of zinc-lead prospects (Tatestown, Moyvoughly, Oldcastle, Keel). At Navan and Tatestown, high-grade mineralization commonly occurs in undolomitised micrites or grainstones beneath sandy or shaley dolomitic horizons, suggesting that these contacts facilitated the lateral flow of ascending hydrothermal fluids. At Moyvoughly, mineralization preferentially occurs within a mixed sediment package of grainstones, siltstones, sandstones, and micrites lying above a basal mudstone and below a well cemented calcareous sandstone unit; sulphide zones are most laterally persistent within grainstones. At Oldcastle, sulphides occur primarily within micrites. Sulphides at Keel are more fault-controlled than stratabound, occurring throughout the Navan Group and within the underlying Old Red Sandstone.

The Ballysteen Limestone conformably overlies the Lower Limestone Shale. A nearly identical lithofacies, termed the Argillaceous Bioclastic Limestone, or ABL, overlies the Navan Group in the north-central Midlands. ABL is generally poorly mineralized. It consists of a relatively homogeneous sequence of mildly argillaceous, bryozoan-rich, fossiliferous packstones and grainstones with thin argillite bands. Locally in southern and central Ireland, such as in the Silvermines and Galmoy/Lisheen areas, the Lower and Middle ABL contains intervals of oolitic limestone, which contain sulphide bodies immediately adjacent to mineralized faults. Throughout southern and central Ireland, the ABL is overlain by the Waulsortian Limestone. Waulsortian deposition was initiated in the mid-Courceyan along the northern edge of the South Munster Basin and transgressed northward, reaching the northern edge of the Irish Midlands by the late Courceyan. Waulsortian Limestone consists of poorly bedded, dense, pale grey mudstone-wackestone and fine-grained packstone-grainstone which conspicuously lacks frame-building organisms. The Waulsortian Limestone contains the majority of Irish zinc-lead-(barite) deposits and prospects although the combined tonnage of these deposits and prospects does not equal that of the Navan deposit. The major Waulsortian-hosted deposits are Galmoy, Lisheen, Silvermines and Tynagh; significant prospects include Ballinalack, Garrycam, Courtbrown, Carrickittle, Crinkill and Derrykearn. With the exception of Garrycam and Ballinalack, the Waulsortian-hosted deposits occur where the underlying basal Carboniferous section is comprised of Lower Limestone Shale. At Garrycam and Ballinalack, sulphides are also present in the underlying Navan Group. Unlike the Navan Group, the Waulsortian Limestone is generally barren of sulphides, except in the immediate vicinity of deposits and prospects.

Mineralization occurs primarily at, or near, the base of the Waulsortian in the Galmoy, Silvermines and Lisheen deposits and the Garrycam, Courtbrown, Carrickittle, and Derrykearn prospects.

Chadian-Arundian Stages (349-340 Ma)

The layer-cake Courceyan transgressive sequence gives way in the Chadian to a complex facies mosaic consisting of closely juxtaposed basinal and shallow marine sediments indicative of a strong structural control over facies development. Subsidence increased during the Chadian in both the Shannon Trough and the Dublin Basin. Basic volcanic ash layers, typically l-3 cm thick, spread widely over the Irish Midlands during the latest Chadian to early Chadian. They were derived from isolated volcanic centres scattered throughout the central and northern Midlands, which have been recognized in outcrop and from regional aeromagnetic data. Two small volcanic fields are known. One in the Limerick area consists of a number of basaltic vitric tuff rings and subaerial alkali basalt and trachyte flows while the other at Croghan Hill in County Westmeath, is comprised of several basaltic vents and flows.

General Structural Control of Mineralization

The Irish zinc deposits occur along, or adjacent to, normal faults that were initiated during the Chadian-Arundian. While mineralization at Galmoy, Lisheen, Silvermines, and several other prospects occurred along fault systems that marked the boundary between carbonate shelf and turbidite basin, other deposits, notably Navan, are located along fault systems within the major turbidite basins which form sub-basin edges. Weak hydrothermal alteration effects and minor sulphide veins commonly extend into Chadian-Arundian sediments at many of the deposits. Major deposits consist of a number of ore lenses or pods which appear "continuous" due to close fault spacing, which allowed overlap of individual mineralizing systems. In many deposits mineralization was centred at the point of maximum throw on the faults, with subsidiary mineralization occurring at major fault intersections and in structurally broken, ramp relay zones between adjacent normal faults. Fault planes below and above the level of the ore lenses commonly display little evidence of the passage of hydrothermal fluids other than minor dolomite-quartz (sulphide) veins within fault gouge and weak dolomitisation in immediately adjacent rocks.

The Navan deposit occurs along and between several ENE-trending normal faults. Metal distribution patterns are zoned relative to these faults although the faults themselves are largely barren of sulphides. The presence of sulphide-bearing extension fractures and breccia zones subparallel to these faults suggests that mineralization was initiated prior to the establishment of through-going faults. Metal distribution patterns suggest that mineralization extended approximately 200 m from individual fracture and fault zones.

Deposits and prospects hosted by the Waulsortian are also closely related to normal faults. At Lisheen, major sulphide zones occur along two major fault zones at their points of maximum throw. Subsidiary faults in the hanging walls of these major structures provided the locus for smaller sulphide bodies. Individual sulphide lenses extend approximately 200 m from faults, though the close spacing of the major structures and the hanging wall faults has resulted in the formation of a nearly continuous stratiform sulphide lens extending approximately 600 m from the main fault zone. The Galmoy deposit appears to have a similar relationship to major faults.

Pre-mineralization Hydrothermal Alteration

The host rocks of many Irish zinc deposits were dolomitised prior to mineralization. Regional dolomitisation converted the Waulsortian Limestone to dolostone throughout much of southeastern Ireland; limited zones of a similar dolomite are recognized at Navan and Silvermines. A later hydrothermal dolomite, spatially related to faults that served as conduits for ore fluids, is prominently developed at Galmoy, Lisheen and Silvermines. Silicification also occurred at several of the deposits and is well developed in some deposits as silica-iron oxide "ironstone." Galmoy and Lisheen are in a region of extensive early dolomitisation which extends over l50 km from the Variscan Front northward along the western flank of the Leinster Massif. This zone is over 100 km wide in the south and progressively narrows to the north. Dolomitisation primarily affected the Waulsortian Limestone and the lowermost portions of the overlying Chadian carbonate sediments, though adjacent to the Leinster Massif, the ABL is also pervasively dolomitised. At Galmoy, Lisheen and Silvermines, the regional replacive dolomite is cut by fine-grained, replacive dolomite which forms large (>200 m long) dolostone bodies spatially related to "feeder" faults. Unlike the regional dolomite, this fine- grained dolomite is commonly iron-rich and contains minor pyrite and sphalerite. The fine-grained dolomite bodies are distinguished from earlier dolomite masses by their distinctive pseudo-breccia texture. This texture, combined with the dark colouration of the fine-grained dolomite, has led to the designations of this fine-grained dolomite as dolomite breccia at Silvermines, rock matrix breccia at Galmoy, and black matrix breccia at Lisheen.

Deposit Types

The genetic processes which resulted in the formation of the carbonate-hosted Irish zinc-lead deposits (including Galmoy) remain the subject of some debate. They share characteristics of both sedimentary-exhalative ("Sedex"), largely syngenetic, and Mississippi Valley-type ("MVT"), largely epigenetic, deposits but are unique enough to merit their own class, "Irish-type." Sulphides are most often massive, however, they display complex textures ranging from replacement of host rock by fine-grained, anhedral to colloform sulphides to infill of solution cavities by fine-grained, colloform to medium to coarse-grained crystalline sulphides. Layered sulphide textures, other than colloform banding are largely restricted to cavity fillings.

The deposits are largely stratabound and occur along or adjacent to regional normal faults (part of an extensional tectonic regime), which formed conduits for ascending hydrothermal fluids. This aspect is similar to that of Sedex regimes, however, in the case of Irish-type deposits, the fluids encountered reactive and permeable host rocks prior to reaching the seafloor and deposits formed there. The Irish-type deposits have host rocks and sulphide textures similar to those of MVT deposits, however, differ in containing extensive zones of truly massive sulphides and have a metal suite containing more copper, silver and iron than most MVTs.

Exploration

Arcon has had an active exploration program on these holdings since the mid-1980s, although the level of work has fluctuated with the economic fortunes of the Galmoy Mine. The exploration group plans and carries out all the programs, including definition drilling on mineralised zones. The latter is done in consultation with mine geological staff.

Arcon and its predecessor Conroy, have carried out an active exploration program in the mine area since 1981 and in particular since the initial discovery in 1986, while drilling an IP anomaly. Exploration has been driven by geology, geophysics, in particular IP/Resistivity surveys and diamond drilling. Airborne electromagnetic ("AEM") and magnetic geophysical surveys have been carried out over various portions of the property. The airborne magnetic survey proved very useful in aiding geological and structural mapping while the AEM surveys (mainly test surveys by third parties) have not proved as useful as the EM response of Irish-type Zn, Pb mineralization is generally quite limited. In 2001, Arcon carried out a regional gravity survey over portions of the property, concentrating on the area between the deposit as known then and the Rapla Prospect to the northeast. Subsequent drilling of gravity highs led to the discovery of the R Zone in 2002.

Table 2 presents typical intersections from the CW and R Zones. All holes are vertical and core width is generally equal to true width.

TABLE 2
GALMOY MINE - REPRESENTATIVE DIAMOND DRILLHOLE INTERSECTIONS

Hole #	Depth	From	To	Core Width	Zn	Pb	Ag
	(m)	(m)	(m)	(m)	(%)	(%)	(g/t)

R Zone

3245/126	185.00	142.34	150.35	8.01	15.33	8.17	67

3245/146	124.00	99.00	109.00	10.00	3.24	0.27	3

3245/164	319.40	138.64	154.03	15.39	31.92	5.24	12

Hole #	Depth	From	To	Core Width	Zn	Pb	Ag
	(m)	(m)	(m)	(m)	(%)	(%)	(g/t)

CW Zone

GY169	145.2	88.54	94.79	6.25	11.42	0.18	N/A

GY176	77.11	66.44	70.71	4.27	8.93	0.15	N/A

Drilling

Exploration and mine site drilling is done by contractors. Historically the vast majority has been done by Irish Drilling, headquartered near Galway. In 1986 and 1987, it was handled by Priority Drilling also headquartered near Galway.

Core size is generally NQ unless poor ground conditions require size reduction to BQ. On the rare occasions when poor conditions are expected, a hole may be started with HQ equipment. Holes are virtually all vertical, in the mine area only 39 of 1,091 were angled holes, historically show little deviation and are not directionally surveyed. From 1997, locations and elevations have been surveyed using a Geographic Positioning System ("GPS") instrument, latterly a differential GPS system. Prior to this period, locations were established by measurement from field boundaries and elevations established by levelling from benchmarks. Core recovery is near 100%.

Most of the diamond drilling has been concentrated on definition of zones as they were discovered, although there has always been at least a limited program of reconnaissance/stratigraphic drilling, fluctuating with the economic fortunes of the mining operation. The fluctuation can be viewed in Table 5. In the five years between 2000 and 2004, drilling averaged 7,600 m and 46 holes per year, but ranged from 4,575 m in 9 holes in 2001 to 11,869 m in 70 holes (following the discovery of the R Zone) in 2003. Table 3 also documents all of the drilling on the mine area and Surrounding PLs from 1967 to the end of 2004.

TABLE 3
GALMOY MINE AND SURROUNDING PLS - DRILLING STATISTICS

PL	Main Target	Years	Holes	Metres

586R (previous operators)	Recon.	1967-1976	28	1,546.54

586R (Arcon)	Orig. discovery	1986-2005	739	79,487.14

3245R (Anglo/Lisheen)	Bog Area	2004	2	65.0

3245R (Arcon)	R Zone & Bog	1987-2004	239	31,679.24

1653 (previous operator)	Rapla Prospect	1987-1997	25	5,211.3

1653 (Arcon)	Rapla Prospect	1998-2004	12	591.8

PL	Main Target	Years	Holes	Metres

3312	Rapla Prospect	1989-2003	27	2387.2

754	Recon.	1988-2004	17	10,461.25

3313	Recon.	1989 & 1992	2	310.6

Totals (December 31/04)			1,091	137,066.3

All Immediate Galmoy Area PLs		Year	Holes	Metres

		2004	39	4,935.2

		2003	70	11,868.75

		2002	38	6,996.0

		2001	9	4,575.0

		2000	50	9,628.5

Average / year		2000-2004	41 holes	7,600.7

Surface diamond drilling data are the only data used for Mineral Resource definition at all scales, stope definition, and for grade control. Some percussion test hole/sludge sample drilling is done from underground to precisely define orebody edges. Virtually no diamond or other exploration drilling is conducted underground although there are plans to purchase a small drill rig for underground use. Drilling is planned and executed by the Arcon exploration group mine.

To qualify as Inferred Resources, drill spacing is generally 100 by 100 m. Indicated Resource drill spacing is approximately 50 by 50 m. Measured Resource drill spacing is approximately 25 by 25 m.

Mineral Resource and Mineral Reserve Estimates

The Galmoy Report disclosed Mine Mineral Reserve and Mineral Resource estimates, as prepared by mine staff and reviewed and reclassified by WGM as at December 31, 2004. The Updated 2006 Reserve Estimate disclosed the following information in respect of the Galmoy Mine, which data was estimated by Galmoy staff according to the standards and definitions incorporated in the Code for Reporting Mineral Exploration Results, Mineral Resources and Mineral Reserves ("IMM Reporting Code") and audited and restated by WGM in accordance with the requirements of NI 43-101 and CIM standards.

TABLE 4
GALMOY MINE MINERAL RESOURCES, DECEMBER 31, 2005 -
AUDITED AND RECLASSIFIED BY WGM, MARCH 2006(1)

Classification	Tonnes	% Zn	% Pb	g/t Ag

Measured	1,071,000	11.8	2.5	63.4

Indicated	536,000	9.0	1.6	2.3

Measured + Indicated	1,607,000	10.9	2.2	43.0

Note:

(1)    Estimated using a 4.5% zinc equivalent ("ZnEq") cut-off and 3.7m minimum mining thickness. ZnEq = %Zn + ½%Pb.

The Proven and Probable Mineral Reserves are as follows:

TABLE 5
GALMOY MINE MINERAL RESERVES, DECEMBER 31, 2005
AUDITED AND RECLASSIFIED BY WGM, MARCH 2006(1)

Classification	Tonnes	% Zn	% Pb	g/t Ag

Proven	2,892,000	15.9	4.6	31

Probable	660,000	9.6	2.0	5

Proven + Probable	3,553,000	14.7	4.1	26

Note:

(1)    Estimated using a 6.0% ZnEq cut-off.

Mining and Mineral Processing Operations

Since the start of the Galmoy mining and milling operations in 1997, the operation has experienced low zinc prices and until 2001 an operational philosophy that did not emphasise maximum production volume. These factors prevented the project from recovering the capital investment and achieving an operating profit until 2004. These poor financial results restricted the capital necessary to address some of the deficiencies of the original mill construction as well as restricted the capital required to sustain the operation at its design capacity. Although the higher grade R Zone was discovered in 2002, a renegotiation of State Royalties for the entire mine was only recently agreed and the SML covering most of the zone was not issued until January 2005. As a result of this history, the Galmoy operation was not well positioned to take full advantage of increasing metal prices in 2004.

Underground Operations

The Galmoy underground mine has most of the workings between 100 m and 160 m below surface. The primary access is by a 10% decline located in the central minesite area with ventilation by a series of vertical upcast raises to surface, which also provide for secondary mine egress. An underground crusher station at the bottom of the ramp crushes the ore to minus 150 mm. Crushed ore is conveyed up the ramp to a covered surface stockpile at the mine portal and immediately adjacent to the mill. Trucks are used to haul the ore from the fully mechanized mining areas to the underground crusher.

At the start of mining in 1997, the operation was sustained solely by the CW Zone; in 2002 production started from the smaller G and K Zones. In 2002 the R Zone was discovered providing a thicker mining zone with higher zinc and lead grades and the potential for an overall reduction in unit production costs. Full development and production from the R Zone is now underway.

The capacity of the Galmoy mill when constructed in 1997 was 650,000 tpa and an expansion in 2002/2003 increased the nominal capacity to 750,000 tpa. To date the mine has not reached this capacity primarily due to the limitations on production from underground. Mill operations since 1997 have logged considerable downtime due to an ore shortage, however, a recent trend of an increasing production rate indicates that a sustainable rate of more than 700,000 tpa is now possible. The high capacity production capabilities of the R Zone when it becomes fully developed in conjunction with the three other mining areas should now allow the mine to produce at the budgeted production level.

Mine production from the tabular CW orebody was primarily by a room and pillar operation with 10 m wide stopes and 5 m pillars; this zone is now primarily inactive with the exception of some pillar recovery and backfilling. In the G orebody a combination of room and pillar and bench and fill mining is being used, while in the K orebody room and pillar mining is employed. The thickness of the R Zone allows for bench and fill mining and when the zone is fully developed will provide the major portion of the current mine plan.

Production drilling is carried out with two boom electric hydraulic jumbos with blasthole loading by mechanized bulk explosive carriers. For the bench and fill mining in the R and G Zones a contractor is used to drill all the down holes for bench mining. Ore loading is with 6 m3 LHDs with haulage to the crusher in 40 tonne articulated trucks.

The underground mining operation uses waste rock from mine development when available in conjunction with high-density backfill prepared from the mill tailings to fill the mined out workings. The high-density backfill uses cement as a binder in the tailings and the operation is currently introducing ground granulated blast furnace slag to the backfill to reduce costs. The mine permit requires a minimum of 50% of the tailings to have been placed underground by the end of the mine life. Under the current mine plan, the operation will exceed this requirement.

The mine recovery and dilution factors of the Mineral Reserves have varied with orebody geometry and the mining method employed. In the CW Zone, extraction recovery peaked at 90% and averaged 80% with a dilution of 10%, however, in the more difficult mining conditions of the K Zone, recovery has been budgeted at 50% with a dilution of 15%. In the drift and fill areas of the CW South and the G Zones, recoveries are 60% with 30% dilution. In the R Zone, 100% extractions/recoveries are anticipated with dilution from first pass mining as high as 26%. It is projected that dilution will be 13% when the full sequence of the benching operation is established.

Galmoy is a trackless mine with the exception of the conveyor transport of the ore up the ramp from the underground crusher station. With the exception of the bench drilling unit employed in the R and G Zones all other production equipment is operated and maintained by Galmoy. The mine also rents two utility units to support the underground operation. For the most part, routine maintenance and repairs are completed in-house with major repairs and rebuilds contracted out. Due to the limited mining activity in Ireland, Galmoy has chosen to align its fleet with commonly used equipment to facilitate parts availability as well as expertise for component overhauls.

In late 2004, a new LHD unit was added to the fleet with a new haulage truck added in early 2005. These equipment additions are expected to be the last capital additions required to complete the current life of mine plan. A list of the Galmoy underground production and utility equipment is shown in Table 15.

Mill Operations

The Galmoy mill is located immediately north of the decline and the ore storage structure. Construction of the mill was completed in 1997 with a nominal capacity of 650,000 tpa. On commissioning, the initial zinc concentrates had a high magnesium content that triggered smelter penalties. The following year the addition of an acid leach circuit for removal of the magnesium was completed. Also recognized with the early years of mill operation was a decrease in recoveries as the mill throughput increased requiring an increase in the flotation capacity. This deficiency was further aggravated by periodic swings in the mill head grade.

With the discovery of the R Zone in 2002 and its higher grades of both lead and zinc, the mill required additional flotation capacity. Modifications and additions were made to the flowsheet and equipment in 2003 and 2004, which resulted in an increase of the nominal capacity to 750,000 tpa, however, the mill has not achieved this rate to date due to a lack of ore from underground. This problem has been overcome by capital improvements underground.

Since the start of operations the original mill design has been inadequate for optimum metallurgical performance and has required various changes and additions to address the deficiencies. The higher grades of both lead and zinc in the R Zone have challenged the flotation and filtration capacity of the original design. The constraint on capital has resulted in a general deterioration of the condition of some milling equipment, higher than normal breakdown maintenance and lower than optimum mechanical availability. In addition, the resolution of some metallurgical issues has been delayed by a la ck of senior, experienced metallurgical staff. Capital improvements are scheduled for mid-2005 and additional metallurgical staff has recently been hired. Recent mill performance is showing an improving trend.

The Galmoy flowsheet employs a conventional SAG-ball mill grinding circuit with differential flotation for the production of lead and zinc concentrates. The lead circuit employs conventional flotation cells with a column cell recently added to the cleaner circuit. The zinc circuit employs two stages of conventional flotation cells each followed with a scavenger circuit. The zinc circuit has a regrind mill prior to final cleaning of the concentrate. The zinc concentrate is subjected to an acid leach to reduce the magnesium content prior to dewatering.

The concentrates are dewatered with thickeners and pressure filters prior to shipping from site. The zinc concentrate grade is typically 52-54% Zn, while the lead concentrate grade is typically 60%. The current mechanical condition of the zinc filter has contributed to downtime and will undergo a major rebuild in mid-2005. Due to the higher lead grades for the remaining mine life from the R Zone, the lead filter is being automated to improve its capacity. The Galmoy mill flowsheet is shown in Figure 16.

The concentrates are shipped by truck approximately 100 km southeast to the port of New Ross near Waterford. There is storage capacity of 6,000 tonnes of zinc concentrate and 3,000 tonnes of lead concentrate there. Due to the limited draught at New Ross, shipments are limited to small vessels and 3,500 tonne lots.

Since the start of operations the mill control has relied on an on-stream analyser that became unreliable and has now been replaced by a new unit, which went through a protracted commissioning period during which time there was often less than reliable process control information available to operators. This deficiency along with grade swings from the underground ore supply has contributed considerably to the operational difficulties of the mill and the resulting losses in recovery. In addition to the equipment problems, and as noted above, the mill operation has had the difficulty of turnover in the metallurgical staff.

Metallurgical Results

In 2004, the mill achieved recoveries of 83.3% and 43.33% respectively for zinc and lead to concentrates. Increasing trends have been achieved in 2005. Approximately 70% of the contained silver is recovered to the lead concentrate. There has been some difficulty maintaining a low level of zinc in the lead concentrate. A Pb cleaner column was recently commissioned and this should help control this problem. Due to the low grade of lead in the ore prior to 2004 and the low price, lead recovery was given low priority. Historic mill operating results are shown in Table 6.

TABLE 6
MILL OPERATING RESULTS

		1997	1998	1999	2000	2001	2002	2003	2004

Tonnes Milled	(x 1,000)	410	371	579	543	548	660	660	641

Head Grade	Zn (%)	10.4	11.3	11.3	10.4	10.3	10.1	11.3	12.9
	Pb (%)	0.73	0.66	0.75	0.77	0.57	2.82	2.66	5.41

Recovery	Zn (%)	77.3	85.8	84.5	82.6	82.6	81.4	82.4	83.3
	Pb (%)	51.6	51.2	37.1	23.9	4.0	6.5	0	43.3

Zn Conc Grade	Zn (%)	54.5	54.4	53.3	51.8	52.6	53.1	51.7	51.5
	tonnes x 1,000	60.7	66.2	104	89.7	88.4	102	119	134

Pb Conc Grade	Pb (%)	52.2	58.2	51.1	37.9	41.0	49.1	-	57.7
	tonnes x 1,000	3.0	2.1	3.2	2.6	0.4	2.9	-	26.0

Operating Costs

Historic operating costs from 2000 to 2004 inclusive are shown in Table 7.

TABLE 7
GALMOY OPERATING COSTS
(€ Per Tonne Milled - 2000 to 2004)

	2000	2001	2002	2003	2004

Tonnes Milled (t x 1,000)	676	548	661	660	641
Mine Operations	11.29	13.59	14.31	12.25	13.87
Mine Maintenance	3.58	4.79	4.59	5.14	6.14
Mill Operations	9.48	7.54	7.37	7.56	10.14
Mill Maintenance	N/A	2.70	2.55	3.39	4.36
General & Administrative	6.04	7.30	5.66	5.25	6.28
Sub-total Mine Site	30.39	35.92	34.48	33.59	40.79

Sales & Shipping Costs	4.60	4.60	4.28	4.92	7.26
Total (€/t)*	34.99	40.52	38.77	38.51	48.05
Total (USD$/t)**	32.37	36.35	36.68	43.59	59.77

Marketing and Commercial Matters

At the time the Galmoy Report was written, the Galmoy mine concentrate agreements were of a confidential nature and had not been disclosed in detail. Accordingly, this section is of a general nature.

In 2004, Arcon sold 133,147 dmt of zinc concentrate and 24,714 dmt of lead concentrate all of which was transported under contract by road to the port of New Ross, a distance of approximately 100 km from the mine site. All concentrate was readily sold for delivery to European destinations with the exception of a small quantity of lead concentrate, which was delivered to Morocco pursuant to a sales agreement with a concentrate trader.

The average zinc grade of concentrate sold in 2004 was 51.44%. It is expected that further investment in the Galmoy mill in 2005 will result in higher zinc concentrate grades.

The average lead grade of concentrate sold in 2004 was 57.2%. As a new lead circuit upgrade occurred during 2004 it is expected that average lead concentrate grades in 2005 will be higher.

Arcon sells it zinc concentrate to seven well established zinc concentrate traders and directly to two European smelters. One smelter contract (representing approximately 15% of 2004 zinc concentrate sales) is an evergreen type, with a twelve month notice period of cancellation and provision for the annual negotiation of treatment charges. The remaining zinc concentrate contracts are for fixed tonnages at pre-agreed treatment charges. Due to a delay in increasing production in 2004 there has been a carryover of 2004 shipment obligations into 2005. Accordingly, treatment charges in respect of these contracts will be above the 2005 European treatment charge benchmark. These obligations are expected to be fully satisfied by 2005 production.

Arcon has negotiated new zinc concentrate contracts with traders for 2006 for approximately 57% of its 2004 sales quantity at treatment charges that average well below the 2005 European treatment charge benchmark rate. Accordingly, the Galmoy mine is well positioned to take advantage of the shortages of zinc concentrate production that are expected to occur in Europe over the next few years. Europe is today and will continue to be a long-term net importer of zinc concentrate. Contract terms are normal market terms with regard to payment terms and quotational periods.

Lead concentrate is sold to two lead concentrate traders for delivery to Europe and Morocco at fixed treatment charges for fixed quantities. As upgrades to the mill lead circuit are completed it is expected that a further contract will be entered into for shipments in the latter half of 2005.

All zinc and lead price hedges have matured and there are no commodity hedges in place.

On March 21, 2005 the Company made a formal offer to the shareholders of Arcon to acquire all of the outstanding Arcon shares. The offer was declared unconditional on April 12, 2005, following the tender of 84.06% of the shares of Arcon. A further 7.55% of the shares of Arcon were tendered by April 26, 2005 at which time compulsory acquisition procedures were initiated. Full details of the acquisition of 100% of the shares of Arcon are provided in the Form 51-102F4 (Business Acquisition Report) file by the Company on July 27, 2005 in respect of the acquisition of the Arcon shares.

Other Relevant Data and Information

Exploration Proposal

Since July 2005 the Company has had four drill rigs operating in the area and geophysical resurveying of the Galmoy licence block was carried out using new, more modern equipment. The resurveying program will continue in 2006 and anomalies will be prioritized for drill-testing.

Other Projects

The Norrliden Copper/Gold Project

NAN also owns a 90% interest in the Norrliden copper/zinc/silver deposit located in the Skellefte mining district, approximately 45 kilometres from the Storliden Mine. NAN completed preliminary assessment studies on this deposit in March, 2000 which indicated potential for an underground mine with an inferred resource (A.C.A. Howe, January 2000) of 775,000 tonnes of ore, producing a total of 35,000 tonnes of zinc, 4,500 tonnes of copper, 3,000 tonnes of lead, 15,000 ounces of gold and 1.5 million ounces of silver over a mine life of 2.5 years.

As part of the Joint Venture Agreement, Boliden's technical department is studying the economic viability of putting this deposit into production. Although an environmental impact assessment is underway and an application for a mining license has been submitted, there is no present intention to develop a mine. If the project were developed, NAN and Boliden have agreed to negotiate new terms for development under the Storliden Joint Venture Agreement following the receipt of all necessary regulatory approvals and approval by the Storliden joint venture committee.

The Copperstone Project and the Eva Discovery

This project is located near the Storliden mine. Drilling in 2005 intersected wide-spread zones of copper-bearing sulphide mineralizations which are interpreted to comprise an extension and well-developed feeder system of the type associated with nearby large polymetallic massive sulphide deposits. The Company proposes 6,000 metres of drilling in 2006.

Near Copperstone, the Eva Discovery is a large, near-surface, low grade massive sulphie deposit. In 2006 the Company will focus its exploration on higher grade, more copper-rich zones of massive sulphide mineralization, similar to Storliden.

The NP Project

The Company also holds an interest in certain exploration permits previously held under its NP Project in northern Finland through its indirect wholly-owned subsidiary, South Atlantic (Finland) Ltd. South Atlantic (Finland) Ltd. initially acquired a 100% interest in the NP Project from NAN, subject to a 1% net smelter royalty in favour of NAN. This interest in the project was subsequently transferred to the Arctic Platinum Partnership, which was acquired by Gold Fields in 2003, with South Atlantic (Finland) Ltd. retaining a 20% back-in right with respect to any mineral discovery or, at its election, a 2% net smelter return royalty on production. The NP Project was being explored for platinum group metals. Gold Fields is currently conducting field evaluation of claims by geophysical prospecting and drilling.

Nickel Project

Geophysical surveying is continuing in the Lappvattnet and Brännorna prospects in the form of time-domain electromagnetic surveying designed to locate and identify extensions of the conductive nickel-copper sulphide mineralisation at depth in the area. The survey results will be used to define the depth, shape and character of possible new ore bodies for testing by drilling. The Lappvattnet deposit currently has an Indicated Resource of 1.1 million tonnes grading 1.0% nickel.

A drill program will be designed when the ground surveying has been completed and interpreted.

The Vargbäcken Gold Project

The Vargbäcken gold project is located 30 kilometres west of the town of Malå. Independent estimation of an inferred mineral resource at the Vargbäcken gold project has yielded approximately 590,000 tonnes grading 3.7 grams per tonne gold at a cut-off grade of 1.0 grams per tonne. Using a higher cut-off of 3.0 grams per tonne gold, the estimate is 223,000 tonnes averaging 7.26 grams per tonne gold, resulting in 52,000 ounces of contained gold.

On October 13, 2003, the Company was informed by the office of the Mine Inspector that the mine application for the Vargbäcken Gold deposit had been granted. On July 2, 2004 an agreement was signed with Sierra Peru (now known as Mawson Resources Limited ("Mawson")) regarding the exploration and development of the Vargbäcken Gold Project. Under the agreement, Mawson can earn a 51% interest by matching expenditures made previously by NAN of SEK 4 million over a period of three years. A further 29% can be earned on each property by expending an additional SEK 8 million within five years. NAN's management is currently considering various options for carrying this project forward.

Item 5         SELECTED CONSOLIDATED FINANCIAL INFORMATION

5.1         Dividends

There are no restrictions which prevent the Company from paying dividends. The Company has not paid dividends on its common shares in the last five years and it has no present intentions of paying any dividends on its common shares, as it anticipates that all available funds will be invested to finance the growth of its business. The directors of the Company will determine if and when dividends should be declared and paid in the future, based on the Company's financial position at the relevant time.

5.2         Management's Discussion and Analysis

Reference is made to Management's Discussion and Analysis of Financial Conditions and Operating Results relating to the audited consolidated financial statements for the Company for the year ended December 31, 2005 which has been previously SEDAR-filed and is incorporated by reference in this AIF.

5.3         Foreign GAAP

The Company does not prepare its primary consolidated financial information on the basis of foreign GAAP.

Item 6         RISK FACTORS

6.1         Risk Factors

The Company's operations are subject to various risks and uncertainties, including, but not limited to, those listed below. Unless the context indicates or implies otherwise, references in this section to the "Company" include the Company and its subsidiaries, including Zinkgruvan and NAN.

Market Prices and Exchange Rate Fluctuations

The profitability of the Zinkgruvan Mine, the Storliden Mine and other mining projects is dependent upon the market price of zinc, copper, lead, gold, silver and other concentrates produced and changes in currency exchange rates, in particular relating to the Swedish Krona and the U.S. dollar. With the acquisition of Galmoy, changes in U.S. dollar/Euro exchange rates will also be a factor. The prices of precious and base metals and currency exchange rates have fluctuated significantly and are affected by numerous factors beyond the Company's control, including but not limited to, international economic and political conditions, global and regional consumption patterns, speculative trading activities, levels of supply and demand, availability and costs of metal substitutes, metal stock levels maintained by producers and others, inventory carrying costs and inflation and interest rates. As well, the mining projects of the Company and its competitors may increase production due to new mining developments and improved mining and production methods. These factors affect the price of precious and base metals, and therefore the economic viability of the Company's mining interests, and they cannot accurately be predicted.

Operating Hazards and Risks

The development and operation of a mine or mineral property involves many risks, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. These risks include, among other things, ground fall, flooding, environmental hazards and the discharge of toxic chemicals, explosions and other accidents. Such occurrences may result in work stoppages, delays in production, increased production costs, damage to or destruction of mines and other producing facilities, injury or loss of life, damage to property, environmental damage and possible legal liability for such damages. As well, although the Company maintains liability coverage in an amount which it considers adequate for its operations, such occurrences, against which the Company may not be able, or may elect not to insure, may result in a material adverse change in the Company's financial position. The nature of these risks is such that liabilities may exceed policy limits, in which event the Company would incur substantial uninsured losses.

Mining and Processing

The Company's business operations are subject to risks and hazards inherent in the mining industry, including, but not limited to, unanticipated variations in grade and other geological problems, water conditions, surface or underground conditions, metallurgical and other processing problems, mechanical equipment performance problems, the unavailability of materials and equipment, accidents, labour force disruptions, force majeure factors, unanticipated transportation costs, and weather conditions, any of which can materially and adversely affect, among other things, the development of properties, production quantities and rates, costs and expenditures and production commencement dates.

The Company's processing facilities are dependent on continuous mine feed to remain in operation. Insofar as the Company's mines may not maintain material stockpiles of ore or material in process, any significant disruption in either mine feed or processing throughput, whether due to equipment failures, adverse weather conditions, supply interruptions, labour force disruptions or other causes, may have an immediate adverse effect on results of operations of the Company.

The Company periodically reviews mining schedules, production levels and asset lives in its life-of-mine planning for all of its operating and development properties. Significant changes in the life-of-mine plans can occur as a result of experience obtained in the course of carrying out mining activities, new ore discoveries, changes in mining methods and rates, process changes, investments in new equipment and technology, precious metals price assumptions, and other factors. Based on this analysis, the Company reviews its accounting estimates and in the event of an impairment, may be required to write-down the carrying value of a mine or mines. This complex process continues for the life of every mine in which the Company has an interest.

As a result of the foregoing risks, among other things, expenditures on any and all projects, actual production quantities and rates, and cash costs may be materially and adversely affected and may differ materially from anticipated expenditures, production quantities and rates, and costs, just as estimated production dates may be delayed materially, in each case especially to the extent development projects are involved. Any such events can materially and adversely affect the Company's business, financial condition, results of operations and cash flows.

Mine Development Risks

The Company's ability to maintain, or increase, its annual production of zinc, gold, copper and base metals will be dependent in significant part on its ability to bring new mines into production and to expand existing mines. Although the Company utilizes the operating history of its existing mines to derive estimates of future operating costs and capital requirements, such estimates may differ materially from actual operating results at new mines or at expansions of existing mines. The economic feasibility analysis with respect to any individual project is based upon, among other things, the interpretation of geological data obtained from drillholes and other sampling techniques, feasibility studies (which derive estimates of cash operating costs based upon anticipated tonnage and grades of ore to be mined and processed), precious and base metals price assumptions, the configuration of the ore body, expected recovery rates of metals from the ore, comparable facility and equipment costs, anticipated climatic conditions, estimates of labour, productivity, royalty or other ownership requirements and other factors. The Company's development projects are also subject to the successful completion of final feasibility studies, issuance of necessary permits and other governmental approvals and receipt of adequate financing. Although the Company's feasibility studies are completed with the Company's knowledge of the operating history of similar ore bodies in the region, the actual operating results of its development projects may differ materially from those anticipated, and uncertainties related to operations are even greater in the case of development projects.

Governmental and Environmental Regulation

The Company's mining operations and exploration activities are subject to extensive foreign laws and regulations governing exploration, development, production, exports, taxes, labour standards, waste disposal, protection and remediation of the environment, reclamation, historic and cultural resources preservation, mine safety and occupation health, handling, storage and transportation of hazardous substances and other matters. The costs of discovering, evaluating, planning, designing, developing, constructing, operating and closing the Company's mines and other facilities in compliance with such laws and regulations are significant. It is possible that the costs and delays associated with compliance with such laws and regulations could become such that the Company would not proceed with the development of or continue to operate a mine.

As part of its normal course operating and development activities, the Company has expended significant resources, both financial and managerial, to comply with governmental and environmental regulations and permitting requirements, and will continue to do so in the future. Moreover, it is possible that future regulatory developments, such as increasingly strict environmental protection laws, regulations and enforcement policies thereunder, and claims for damages to property and persons resulting from the Company's operations, could result in substantial costs and liabilities in the future.

The Company is required to obtain governmental permits to develop its reserves and for expansion or advanced exploration activities at its operating and exploration properties. Obtaining the necessary governmental permits is a complex and time-consuming process involving numerous foreign government agencies. The duration and success of each permitting effort are contingent upon many variables not within the Company's control. In the case of foreign operations, governmental approvals, licenses and permits are, as a practical matter, subject to the discretion of the applicable governments or governmental officials. In the context of environmental protection permitting, including the approval of reclamation plans, the Company must comply with known standards, existing laws and regulations that may entail greater or lesser costs and delays depending on the nature of the activity to be permitted and the interpretation of the laws and regulations implemented by the permitting authority. The failure to obtain certain permits, or the imposition of extensive conditions upon certain permits, could have a material adverse effect on the Company's business, operations and prospects.

Many of the mineral rights and interests of the Company are subject to government approvals, licenses and permits. Such approvals, licenses and permits are, as a practical matter, subject to the discretion of the applicable governments or governmental officials. No assurance can be given that the Company will be successful in maintaining any or all of the various approvals, licenses and permits in full force and effect without modification or revocation.

New laws and regulations, amendments to existing laws and regulations, administrative interpretation of existing laws and regulations, or more stringent enforcement of existing laws and regulations, could have a material adverse impact on the Company's results of operations and financial condition.

Environmental and Other Regulatory Requirements

All phases of mining and exploration operations are subject to governmental regulation including environmental regulation. Environmental legislation is becoming more strict, with increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and heightened responsibility for companies and their officers, directors and employees. There can be no assurance that possible future charges in environmental regulation will not adversely affect the Company's operations. As well, environmental hazards may exist on a property in which the Company holds an interest which were caused by previous or existing owners or operators of the properties and of which the Company is not aware at present. Operations at the Storliden Mine, at the Zinkgruvan Mine and at the Galmoy Mine are subject to strict environmental and other regulatory requirements, including requirements relating to the production, handling and disposal of hazardous materials, pollution controls, health and safety and the protection of wildlife. The Company may be required to incur substantial capital expenditures in order to comply with these requirements. Any failure to comply with the requirements could result in substantial fines, delays in production, or the withdrawal of the Company's mining licences.

Government approvals and permits are required to be maintained in connection with the Company's mining and exploration activities. Although the Company currently has all required permits for its operations as currently conducted, there is no assurance that delays will not occur in connection with obtaining all necessary renewals of such permits for the existing operations or additional permits for any possible future changes to the Company's operations, including any proposed capital improvement programs. Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may be liable for civil or criminal fines or penalties imposed for violations of applicable laws or regulations. Amendments to current laws, regulations and permitting requirements, or more stringent application of existing laws, may have a material adverse impact on the Company resulting in increased capital expenditures or production costs, reduced levels of production at producing properties or abandonment or delays in development of properties.

Risk of International Operations

In certain countries in which the Company has assets and operations, such assets and operations are subject to various political, economic and other uncertainties, including, among other things, the risks of expropriation, nationalization, renegotiation or nullification of existing concessions, licenses, permits, approvals and contracts, taxation policies, foreign exchange and repatriation restrictions, changing political conditions, international monetary fluctuations, currency controls and foreign governmental regulations that favour or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction. In addition, in the event of a dispute arising from foreign operations, the Company may be subject to the exclusive jurisdiction of foreign courts or may not be successful in subjecting foreign persons to the jurisdiction of courts in Canada. The Company also may be hindered or prevented from enforcing its rights with respect to a governmental instrumentality because of the doctrine of sovereign immunity. It is not possible for the Company to accurately predict such developments or changes in laws or policy or to what extent any such developments or changes may have a material adverse effect on the Company's operations.

Joint Venture Interest in Storliden Mine

The Company's joint venture partner in the Storliden Mine is Boliden, which is the operating contractor for the Storliden Mine. There may be risks associated with Boliden, or with the financial condition of Boliden, of which the Company is not aware.

Mineral Resource and Reserve Estimates

The Company's reported mineral resources and ore reserves and the reported Mineral Resources and Mineral Reserves at the Zinkgruvan Mine, the Storliden Mine and the Galmoy Mine are only estimates. No assurance can be given that the estimated Mineral Resources and Mineral Reserves will be recovered or that they will be recovered at the rates estimated. Mineral Resource and Mineral Reserve estimates are based on limited sampling, and, consequently, are uncertain because the samples may not be representative. Mineral Resource and Mineral Reserve estimates may require revision (either up or down) based on actual production experience. Market fluctuations in the price of metals, as well as increased production costs or reduced recovery rates, may render certain Mineral Resources and Mineral Reserves uneconomic and may ultimately result in a restatement of estimated resources and/or reserves. Moreover, short-term operating factors relating to the Mineral Resources and Mineral Reserves, such as the need for sequential development of ore bodies and the processing of new or different ore grades, may adversely affect the Company's profitability in any particular accounting period.

Estimation of Asset Carrying Values

The Company annually undertakes a detailed review of the life-of-mine plans for its operating properties and an evaluation of the Company's portfolio of development projects, exploration projects and other assets. The recoverability of the Company's carrying values of its operating and development properties are assessed by comparing carrying values to estimated future net cash flows from each property.

Factors which may affect carrying values include, but are not limited to, gold, silver, zinc and base metal prices, capital cost estimates, mining, processing and other operating costs, grade and metallurgical characteristics of ore, mine design and timing of production. In the event of a prolonged period of depressed prices, the Company may be required to take additional material write-downs of its operating and development properties.

Exploration and Development

The Norrbotten Copper/Gold Project and the NP Project are in the exploration stages only and are without known bodies of commercial ore. Development of these properties will follow only upon obtaining satisfactory exploration results. The long-term profitability of the Company's operations will be in part directly related to the cost and success of its exploration and development programs. Mineral exploration and development are highly speculative businesses, involving a high degree of risk. Few properties which are explored are ultimately developed into producing mines. There is no assurance that the Company's mineral exploration and development activities will result in any discoveries of commercial quantities of ore. There is also no assurance that, even if commercial quantities of ore are discovered, a mineral property will be brought into commercial production. Discovery of mineral deposits is dependent upon a number of factors, not the least of which is the technical skill of the exploration personnel involved. The commercial viability of a mineral deposit once discovered is also dependent upon a number of factors, many of which are beyond the Company's control, such as the particular attributes of the deposit (such as size, grade and proximity to infrastructure), metal prices and government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals, and environmental protection.

Mining Risks and Insurance

The business of mining and mineral exploration is generally subject to a number of risks and hazards, including adverse environmental conditions, industrial accidents, contaminations, labour disputes, unusual or unexpected geological conditions, ground or slope failures, cave-ins, changes in the regulatory environment and natural phenomena such as prolonged periods of inclement weather conditions, floods and earthquakes. Such occurrences could result in damage to, or destruction of, mineral properties or production facilities, personal injury or death, environmental damage to the Company's properties or the properties of others, delays in mining, monetary losses and possible legal liability. The Company maintains insurance against certain risks that are typical in the mining industry and in amounts that the Company believes to be reasonable, but which may not provide adequate coverage in certain circumstances. However, insurance against certain risks (including certain liabilities for environmental pollution or other hazards as a result of exploration and production) is not generally available to the Company or to other companies in the industry on acceptable terms.

Requirement for Further Capital

Existing plans for the development of the Zinkgruvan Mine, further activity at the Storliden Mine and the Galmoy Mine and the exploration of the Norrbotten Copper/Gold Project can be financed through cash that is currently available, as supplemented by positive cash flow from the Zinkgruvan, Storliden and Galmoy operations. However, the Company's ability to proceed with other planned exploration and development activities, or to develop any other property in which the Company acquires an interest, may depend upon the Company's ability to obtain financing through joint ventures, debt financing, equity financing or other means.

Uninsurable Risks

In the course of exploration, development, and mining of mineral properties, certain unanticipated conditions may arise or unexpected or unusual events may occur, including rock bursts, cave-ins, fires, floods, or earthquakes. It is not always possible to fully insure against such risks and the Company may decide not to take out insurance against such risks as a result of high premiums or for other reasons. Should such liabilities arise, they may reduce or eliminate any future profitability and may result in a decline in the value of the securities of the Company.

No Assurance of Titles or Boundaries

Although the Company has investigated the right to explore and exploit its various properties and obtained records from government offices with respect to all of the mineral claims comprising its properties, this should not be construed as a guarantee of title. Other parties may dispute the title to a property or the property may be subject to prior unregistered agreements and transfers or land claims by aboriginal, native, or indigenous peoples. The title may be affected by undetected encumbrances or defects or governmental actions. The Company has not conducted surveys of all of its properties and the precise area and location of claims or the properties may be challenged.

Counterparties

The Company is exposed to various counterparty risks. When the Company sells ore to third parties there is a risk for non-payment by the purchasers of the Company's ore. Furthermore, there is a risk for nonpayment by joint venture partners of their share of joint venture expenditures. Consequently, non-payment by either purchasers or joint venture partners may adversely affect the Company's financial position and financial results.

Tax

The Company runs its business in different countries and strives to run its business in as tax efficient a manner as possible. The tax systems in certain of these countries are complicated and subject to changes. By this reason, future negative effects on the result of the Company due to changes in tax regulations cannot be excluded.

Competition

The mining industry is highly competitive. The Company competes with other companies, including major mining companies. Some of these companies have greater financial resources than the Company and, as a result, may be in a better position to compete for future business opportunities.

Infrastructure

Mining, processing, development and exploration activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges and power and water supplies are important determinants which affect capital and operating costs. Unusual or infrequent weather phenomena, sabotage or government or other interference in the maintenance or provision of such infrastructure could adversely affect the activities and profitability of the Company.

Dilution

There are a number of outstanding securities and agreements pursuant to which common shares of the Company may be issued in the future which will result in further dilution to the Company's shareholders.

Dependence on Management

The Company's business is dependent upon continued support of existing management, in particular the Company's President, and Chief Executive Officer, Karl-Axel Waplan, its Chief Financial Officer, Anders Haker, and its Chairman, Lukas H. Lundin. The loss of any key member of the Company's existing management could adversely affect the Company's prospects.

Share Price Volatility

In recent years, the securities markets have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly those considered to be development stage companies, has experienced wide fluctuations which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. There can be no assurance that such fluctuations will not affect the price of the Company's securities.

Item 7         DESCRIPTION OF SHARE CAPITAL

The authorized share capital of the Company consists of an unlimited number of Common Shares without nominal or par value, and one special share (a "Special Share") without nominal or par value. No Special Shares are issued and outstanding. The holder of the Special Share is not entitled to receive notice of, or to attend, any meeting of the shareholders of the Company or to vote at any such meeting but shall, in priority to the Common Shares and any other shares ranking junior to the Special Share, be entitled to receive in each calendar year and the Company shall pay thereon, a fixed non-cumulative preferential dividend at the rate of 8% per annum on an amount (the "Redemption Amount") equal to the fair market value of the consideration for which the Special Shares was issued. The Special Share shall have no other entitlement in the event of liquidation, dissolution or winding up of the Company. The Special Share is redeemable by the Company and is retractable by the holder, for the Redemption Amount at any time.

Item 8         MARKET FOR SECURITIES

8.1         Exchange Listing

The common shares of the Company are traded on the Toronto Stock Exchange under the symbol "LUN"; its Swedish Depository Receipts trade on the O-list of the Stockholm Stock Exchange under the symbol "LUMI".

8.2         Transfer Agent and Registrar

The transfer agent and registrar for the Company's common shares is Computershare Investor Services Inc. at its principal offices in Vancouver, British Columbia.

Item 9         DIRECTORS AND OFFICERS

9.1         Name, Address, Occupation and Security Holding of Directors and Officers

The table below states the name, municipality of residence and principal occupations in which each of the current directors and senior officers of the Company have been engaged during the preceding five years, together with the number of common shares of the Company currently owned by them.

Number of securities
Name, residence and		Served as	owned (directly or
current position(s) held	Principal occupations	director or officer	indirectly) or controlled
in the Company	for last five years	since	at present(2)

Karl-Axel Waplan	Vice President of Operations of the	May 3, 2004	100,000 options @$7.75
Bromma, Sweden	Company since May 2004; formerly
President, Chief	Chief Operating Officer for GfE MIR
Executive Officer and	Group, a metals trading company, in
Director	Dusseldorf, Germany

Lukas H. Lundin	Chairman of Tanganyika Oil company	September 9, 1994	89,416 common shares
Vancouver, British	Ltd., an oil and gas company;
Columbia, Canada	President and Director of Valkyries
Chairman, Director	Petroleum Corp., an oil and gas
exploration company; Director and
Officer of a number of publicly traded
resource-based companies

Edward F. Posey	President of the Company; formerly,	May 1, 1996	119,166 common shares
Uppsala, Sweden	President of Cortex Mining &		100,000 options @ $5.00
Director	Exploration Company, a base metal
exploration company; Professional
Mining Geophysicist

William A. Rand(1)	President of Rand Edgar Investment	September 9, 1994	25,458 common shares
Vancouver, British	Corp., Chairman and Director of
Columbia, Canada	Dome Ventures Corporation,
Director	Chairman and Director of Pender
Financial Group Corporation, Director
of a number of publicly traded
companies

Brian D. Edgar(1)	Vice President of Rand Edgar	September 9, 1994	10,000 common shares
Vancouver, British	Investment Corp., President/CEO and
Columbia, Canada	Director of Dome Ventures
Director	Corporation, Director of a number of
publicly traded companies.

Pierre Besuchet	Private money manager and	September 9, 1994	157,400 common shares
Geneva, Switzerland	administrator of companies
Director

John H. Craig	Lawyer, partner of Cassels Brock &	June 11, 2003	10,000 common shares
Toronto, Ontario,	Blackwell LLP
Canada
Director

Adolf Lundin	Businessman, Chairman of the	September 9, 1994	6,107,860 common shares(3)
Geneva, Switzerland	Corporation during the period	to June 11, 2003
Director	September 9, 1994 to June 11, 2003;
	Mr. Lundin also serves as a director	October 6, 2004 to
	of Tenke Mining Corp. and Vostok	present
Nafta Investment Ltd.

Anthony O'Reilly(1)	Chief Executive of Providence	May 25, 2005	21,878
Dublin, Ireland	Resources Plc.; formerly Chairman of		common shares
Director	Arcon International Resources Plc.
and former Chief Executive of Josiah

Number of securities
Name, residence and		Served as	owned (directly or
current position(s) held	Principal occupations	director or officer	indirectly) or controlled
in the Company	for last five years	since	at present(2)
Wedgwood & Sons Limited. Director
of a number of publicly traded
companies.

Anders Haker	Chief Financial Officer of the	April 4, 2005	75,000 options @ 11.50
Norrtälje, Sweden	Company since April 2005. Formerly
Chief Financial Officer	financial consultant 2002 to 2005 and
Chief Financial Officer of Boliden AB
prior to 2002.

Kjell Larsson	Vice President of Mining of the	March 14, 2005	none
Vasteras, Sweden	Company since March 2005; formerly
Vice President of	Consulting Mining Engineer for Inco
Mining	Limited in Toronto, Canada (2002 to
2004) and Senior Vice President,
Mining Operations-Americas for
Boliden Mineral AB

Neil O'Brien	Vice-President of Exploration of the	September 1, 2005	75,000 options
London Canada	Company since September 2005;		@$12.27
Vice-President of	formerly General Manager, Minera
Exploration	Teck Cominco (Mexico) and Senior
Geologist, Teck Cominco Ltd.

Manfred Lindvall,	Vice-President of Environment,	February 15, 2006	none
Vice-President	Health and Safety since January
Environment, Health and	2004; formerly General Manager,
Safety	Environment, Health and Safety for
Boliden AB

Kevin Hisko	Partner, McCullough O'Connor Irwin	May 26, 2005	none
West Vancouver, British	LLP, Solicitors; formerly a partner
Columbia, Canada	with Campney Murphy, Barristers
Corporate Secretary	and Solicitors

Notes:

(1)     Members of the audit committee.

(2)     On a non-diluted basis. The information as to common shares beneficially owned has been provided by the directors and officers themselves.

(3)     These shares are held indirectly by Mr. Lundin.

The Company's directors will hold office until the next annual general meeting of the Company. The Company has an audit committee and does not have any other committees of its board of directors.

All directors and officers of the Company have other business interests and do not devote all of their time to the affairs of the Company. See "Conflicts of Interest" below.

The directors and officers of the Company hold, as a group, a total of 6,541,178 common shares, representing 16.07% of the number of common shares of the Company issued and outstanding as of December 31, 2006.

9.2         Corporate Cease Trade Orders or Bankruptcies

No director, officer of the Company, or shareholder holding a sufficient number of shares of the Company to materially affect control of the Company, is, or within the ten years before the date of this Annual Information Form has been, a director or officer of any other corporation that, while that person was acting in that capacity:

(a)    was the subject of a cease trade or similar order, or an order that denied such corporation access to any exemptions under Canadian securities legislation, for a period of more than 30 consecutive days; or

(b)   became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceeding, arrangement or compromise with creditors or had a receiver, receiver-manager or trustee appointed to hold the assets of such corporation.

The foregoing information, not being within the knowledge of the Company, has been furnished by the respective directors, officers and any control shareholder of the Company individually.

9.3         Penalties or Sanctions

No director, officer of the Company, or shareholder holding a sufficient number of shares of the Company to materially affect control of the Company, has been the subject of any penalties or sanctions imposed by a court relating to Canadian securities legislation or by a Canadian securities regulatory authority or has entered into a settlement agreement with a Canadian securities regulatory authority, or been subject to any other penalties or sanctions imposed by a court or regulatory body that would be likely to be considered important to a reasonable investor in making an investment decision.

9.4         Personal Bankruptcies

During the ten years preceding the date of this Annual Information Form, no director, officer or shareholder holding a sufficient number of shares of the Company to affect materially the control of the Company, or a personal holding company of any such person, has become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceeding, arrangement or compromise with creditors or had a receiver, receiver-manager or trustee appointed to hold his or her assets.

The foregoing information, not being within the knowledge of the Company, has been furnished by the respective directors, officers and any control shareholder of the Company individually.

9.5         Conflicts of Interest

The Company's directors and officers may serve as directors or officers of other companies or have significant shareholdings in other resource companies and, to the extent that such other companies may participate in ventures in which the Company may participate, the directors of the Company may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. In the event that such a conflict of interest arises at a meeting of the Company's directors, a director who has such a conflict will abstain from voting for or against the approval of such a participation or the terms of such participation. From time to time, several companies may participate in the acquisition, exploration and development of natural resource properties, thereby allowing for their participation in larger programs, the involvement in a greater number of programs or a reduction in financial exposure in respect of any one program. It may also occur that a particular company will assign all or a portion of its interest in a particular program to another of these companies due to the financial position of the company making the assignment. In accordance with the laws of Canada, the directors or the Company are required to act honestly, in good faith and in the best interests of the Company. In determining whether or not the Company will participate in a particular program and the interest therein to be acquired by it, the directors will primarily consider the degree of risk to which the Company may be exposed and the financial position at that time.

During the year ended December 31, 2005, the Company incurred management and administrative service fees of $175,000 payable to Namdo Management Services Ltd., a corporation owned by a director of the Company.

The directors and officers of the Company are aware of the existence of laws governing the accountability of directors and officers for corporate opportunity and requiring disclosure by the directors of conflicts of interest and the Company will rely upon such laws in respect of any directors' and officers' conflicts of interest or in respect of any breaches of duty by any of its directors and officers. All such conflicts will be disclosed by such directors or officers in accordance with the Canada Business Corporations Act and they will govern themselves in respect thereof to the best of their ability in accordance with the obligations imposed upon them by law. Other than as disclosed above, the directors and officers of the Company are not aware of any such conflicts of interest in any existing or contemplated contracts with or transactions involving the Company.

Item 10         ADDITIONAL INFORMATION

10.1         Information Provided on Request

The Company shall provide to any person, upon request to the Secretary of the Company:

(a)   when the securities of the Company are in the course of a distribution pursuant to a short form prospectus or a preliminary short form prospectus that has been filed in respect of a distribution of its securities:

(i)    one copy of the AIF of the Company, together with one copy of any document, or the pertinent pages of any document, incorporated by reference in the AIF;

(ii)  one copy of the comparative financial statements of the Company for its most recently completed financial year in which financial statements have been filed together with the accompanying report of the auditor and one copy of any interim financial statements of the Company that have been prepared subsequent to the financial statements for its most recently completed financial year;

(iii)  one copy of the information circular of the Company in respect of its most recent annual meeting of shareholders that involved the election of director or one copy of any annual filing prepared in lieu of that information circular, as appropriate; and

(iv)   one copy of any other documents that are incorporated by reference into the preliminary short form prospectus or the short form prospectus and are not required to be provided under (i), (ii) to (iii) above; or

(b)   at any other time, one copy of any other documents referred to in (a)(i), (ii) and (iii) above, provided the Company may require the payment of a reasonable charge if the request is made by a person who is not a securityholder of the Company.

10.2         Information Contained in Information Circular and Financial Statements

Additional information, including directors' and officers' remuneration and indebtedness, principal holders of the Company's securities, options to purchase securities and interests of insiders in material transactions, where applicable, is contained in the Company's information circular for its 2004 annual general meeting of its shareholders. Additional financial information is provided in the Company's comparative consolidated financial statements for December 31, 2005, a copy of which has been filed with each applicable securities commission.

10.3         Information Found on SEDAR

Additional information relating to the Company can be found on the SEDAR website at www.sedar.com under the Company's profile.

10.4         Audit Committee Charter

The text of the audit committee's charter is as follows:

In accordance with the British Columbia Business Corporations Act the Board of Directors of Lundin Mining established an Audit Committee to oversee the Company's accounting and financial reporting processes, system of internal controls and the audits of the Company's financial statements. The Committee shall be composed of not fewer than three non-management Directors and shall meet at least four times a year with the Chief Executive Officer, the Chief Financial Officer and, when appropriate, the external auditors in attendance.

The Committee's terms of reference include:

  Review of all financial statements, annual and quarterly, and report on them to the Board;

  Satisfy themselves that the audited financial statements present the financial position and results of operations in accordance with Canadian GAAP and that the auditors have no reservations about such statements;

  Satisfy themselves that there are no unresolved issues between Management and the auditors that could affect the audited financial statements;

  Evaluating the external auditor's performance, reviewing their fees and making recommendations to the Board;

  Evaluating the Company's internal accounting and financial systems and controls and ensuring their effectiveness;
  Satisfy themselves that the Company maintains adequate process for assessing the risk of material misstatement and for detecting control weaknesses.

10.5         Audit Committee

The audit committee is comprised of William A. Rand, Brian D. Edgar and Anthony O'Reilly.

Multilateral Instrument 52-110 Audit Committees ("MI 52-110") provides that a member of an audit committee is "independent" if the member has no direct or indirect material relationship with the Corporation, which could, in the view of the Corporation's board of directors, reasonably interfere with the exercise of the member's independent judgment.

All of the members of the Corporation's audit committee are independent as that term is defined.

MI 52-110 provides that an individual is "financially literate" if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Corporation's financial statements.

All of the members of the Audit Committee are financially literate as that term is defined.

10.6         External Auditor Service Fees

2005(1)
Audit Fees	$100,000 plus SEK 955,000
Audit Related Fees	$83,623(2)

Notes:

(1)    KPMG LLP was appointed as the Company's auditors in May 2005.

(2)    Comprised of $7,400 paid in respect of the review of the quarterly statements for the second and third quarter, and $76,223 paid in respect of services related to the Arcon Business Acquisition Report.